
12028014



UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



No Act
PE

July 25, 2012

John A. Granda
Stinson Morrison Hecker LLP
jgranda@stinson.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7-25-12

Re: H&R Block, Inc.
Incoming letter dated May 7, 2012

Dear Mr. Granda:

This is in response to your letters dated May 7, 2012 and June 11, 2012 concerning the shareholder proposal submitted to H&R Block by Kenneth Steiner. We also have received letters on the proponent's behalf dated May 21, 2012 and June 1, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov /divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16***

July 25, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: H&R Block, Inc.
Incoming letter dated May 7, 2012

The proposal requests that the board amend H&R Block's governing documents "to allow shareowners to make board nominations" under the procedures set forth in the proposal.

We are unable to conclude that H&R Block has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(1) or 14a-8(i)(2). Accordingly, we do not believe that H&R Block may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1) or 14a-8(i)(2).

We are unable to concur in your view that H&R Block may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor H&R Block in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that H&R Block may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to conclude that H&R Block has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that H&R Block may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Ted Yu
Senior Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



STINSON MORRISON HECKER LLP

John A. Granda
816.691.3188 DIRECT
816.412.1159 DIRECT FAX
jgranda@stinson.com

June 11, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: H&R Block, Inc.
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter concerns the request dated May 7, 2012 (the "Initial Request Letter") that we submitted on behalf of H&R Block, Inc., a Missouri corporation (the "Company"), seeking confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner (the "Proponent") from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials"). The Proponent's representative, John Chevedden ("Chevedden"), subsequently submitted a letter to the Staff, dated June 1, 2012 (the "Rebuttal Letter"), asserting his view that the Proposal is required to be included in the 2012 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to certain assertions made by Chevedden in the Rebuttal Letter. The Company also renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 Proxy Materials.

We have concurrently sent copies of this correspondence to the Proponent.

**General**

The Company continues to believe, for the reasons set forth herein and in the Initial Request Letter, that it may properly omit the Proposal from its 2012 Proxy Materials. In the Rebuttal Letter, Chevedden makes a number of arguments as to why the Proposal is required to be included in the Company's 2012 Proxy Materials. We are submitting this letter on behalf of the Company in order to address the relevant arguments raised by Chevedden. To the extent this letter does not address an argument raised by Chevedden in the Rebuttal Letter, we refer the Staff to the Initial Request Letter, the full content of which is incorporated herein by reference.

**Response**

For the convenience of the Staff, we have set forth the Company's responses to the arguments raised by Chevedden below in the order in which they were addressed by Chevedden in the Rebuttal Letter.

**I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal is Impermissibly Vague and Indefinite So As To Be Inherently Misleading.**

For the reasons set forth below and in the Initial Request Letter, the Company also continues to believe that it may exclude the Proposal in reliance on Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

**A. The Proposal is Impermissibly Vague and Misleading**

When fully read in context, we believe the Staff no-action letters cited by Chevedden regarding the standard for determining vagueness are consistent with the Staff's guidance in *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) ("*SLB 14B*") and support the Company's position rather than the position espoused by Chevedden.

The standard for determining that a proposal may be excluded under Rule 14a-8(i)(3) was clarified by the Staff in *SLB 14B* as follows:

> [T]he resolution contained in the proposal is so inherently vague or indefinite that neither stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with *any reasonable certainty exactly what actions or measures the proposal requires* (emphasis supplied).

Exactness is critical because the Proposal seeks adoption of a bylaw that would create a legal right for those shareholders meeting specified eligibility requirements to nominate and elect directors – the most important governance right that can be exercised by shareholders. The Company must be able to determine with reasonable certainty who would satisfy the eligibility criteria so the bylaw can be properly implemented. Similarly, due to the differing interpretations that are reasonably capable of being assigned to the terms of the Proposal to establish standing, shareholders will not be able to have a reasonable understanding of the effect of implementing the Proposal they are being asked to vote upon or how the Company would be expected to implement the Proposal if it is adopted. The failure to define key terms that are subject to differing interpretations or to clearly or fully address critical aspects regarding the process for implementing the provisions of the Proposal make it impossible for the Company or its shareholders to ascertain what the Proposal requires or how it should be implemented.

1. The Proposal is Vague and Indefinite as to Eligibility Requirements for Nominating Stockholders

a. Multiple Interpretations of "Hold/Held"

Chevedden maintains that the term "hold/held" is meant to capture the meaning of the term as promulgated by the Commission in Rule 14a-8(b). However, it is clear that reference to an external standard to establish the meaning of a critical term renders a proposal impermissibly vague unless that standard is clearly understood by shareholders without description in the proposal. *See, e.g., Sprint Nextel Corp.* (avail. Mar. 7, 2012); *Chiquita Brands Int'l, Inc.* (avail. Mar. 7, 2012); *MEMC Electronic Materials, Inc.* (avail. Mar. 7, 2012); *AT&T Inc.* (avail. Feb. 6, 2010).

Chevedden then seeks to establish the meaning of the term "hold/held" by reference to Merriam Webster's dictionary as "possession of ownership of or to have at one's disposal." We note that while "possession" is included in that reference, that concept could encompass, among other things, custodians, securities intermediaries or securities depositories; however, none of those persons or entities are considered as having ownership rights of any nature. Chevedden nevertheless, without authoritative support, maintains that the term "hold/held" would be understood by the vast majority of shareholders "to mean beneficial ownership, as such term operates under Rule 14a-8, i.e., as broadly defined to include shared or sole voting and/or investment power and having such shares held directly or indirectly."

There is no reason to believe that the term "hold/held" would be interpreted by shareholders to mean beneficial ownership. For example, Section 20 of the Company's bylaws provides that nominations of directors may be made only by shareholders who are shareholders of record. The Commission's Concept Release on the U.S. Proxy System recognized that "[s]tate corporate law generally vests the right to vote and the other rights of share ownership in registered owners" (*i.e.*, record holders). *See Release No. 34-62495* (July 14, 2010), at II.A.1. Since Missouri corporate law gives only shareholders of record the right to vote, and since the Company's bylaws do not give beneficial owners the right to nominate directors, it is reasonable to conclude that shareholders of the Company are much more likely to expect that the term "hold/held" means a holder of record on the Company's books.

Even if one were to accept, *arguendo*, Chevedden's contention that the term "hold/held" means beneficial ownership, the Staff has previously recognized the lack of a uniform meaning of the term "beneficial owner" under the federal securities laws. *See Staff Legal Bulletin No. 14F*, n. 2 (Oct. 18, 2011).

Chevedden next attempts to take a further leap of reasoning, again without authoritative support, to indicate that beneficial ownership should, in effect, have the meaning under Rule 13d-3 under the Exchange Act as encompassing sole or shared voting and/or dispositive power, held either directly or indirectly (*i.e.*, either conjunctive or disjunctive). However, this view is at odds with the former Rule 14a-11 that sought to provide clarity on eligibility by requiring the possession of both voting and investment power for mandated proxy access (see Instruction 3.b.1. to paragraph (b)(1) of former Rule 14a-11). In contrast, private ordering proxy access appears to focus only on the possession of voting power (see Instruction 3 and Item 3 of Schedule 14N). Similarly, Instruction 3.c.2. to former Rule 14a-11 recognized the distinction of merely "holding" securities as a securities intermediary versus possessing voting and investment power.

If the Commission in its rules and disclosure forms felt the need to create exacting standards for determining eligibility for mandatory proxy access, there is no discernible reason why that same level of exactitude is not warranted for private ordering of proxy access through a bylaw. The Company needs clear and unequivocal standards as to whether record ownership, or someone who possesses one or more indicia of beneficial ownership (*i.e.*, sole or shared voting power, sole or shared dispositive power, or sole or shared economic rights, possessed directly or indirectly) is eligible under the bylaw to nominate a director. Moreover, the foregoing illustrates the multiple meanings that could be ascribed by shareholder to the term "hold/held," their resulting inability to make a properly informed voting decision on the Proposal, and the risk that the Company would have a different understanding than shareholders who approved the Proposal on who is eligible to submit a nomination.

As discussed more fully in the Initial Request Letter, the lack of definitional standards on eligibility would also create fatal uncertainty as to how to prove that a proposed nominator is in fact eligible to make a nomination, or how to determine priority among nominators. The need for a priority rule is related to but different than the scope of the indicia of beneficial ownership and/or record ownership contemplated by the term "hold/held." For example, (assuming Chevedden's interpretation of the term "hold/held" were to apply) if one nominator only possessed sole dispositive power over 50,000 shares of voting stock and another nominator only possessed sole voting power over the same or a different number of shares than the first nominator, the proposed bylaw would not inform the Company or shareholders as to which of those nominators would have priority in having the right to nominate one or more directors. Accordingly, the Proposal should have included a standard such as "largest qualifying voting power percentage" as used in paragraph (e) of former Rule 14a-11.

b. Multiple Interpretations of Value of Stock Holdings

Chevedden claims the Proposal's provisions relating to determining eligibility in relation to value of stock holdings is intended to "mirror the intention found in Rule 14a-8 as to plain meaning and accessibility." In furtherance of his argument, he claims that shareholders would understand the term relating to the pricing metric contained in the Proposal (*i.e.*, "worth at least $2,000") under the common and ordinary meaning given such term under Rule 14a-8. Again, however, reference to an external standard to establish the meaning of a critical term renders a proposal impermissibly vague unless that standard is clearly understood by shareholders without description in the proposal, as demonstrated by the Staff no-action letter precedent cited above.

Chevedden explains that the common and ordinary meaning of such pricing metric under Rule 14a-8 is that the value of the shareholder's stock holdings would be based upon the "highest price" on "any date" within the relevant 60 day period. He then argues that the text of the Proposal is clear in establishing when the 60 day period begins and ends.

Chevedden is incorrect in claiming that shareholders have a common understanding of the pricing metric provision under Rule 14a-8. The pricing metric provision under Rule 14a-8 requires that a shareholder must have held "at least $2,000 in market value" of a company's securities to be eligible to submit a shareholder proposal. However, the meaning of this provision as explained by Chevedden is not expressly contained in Rule 14a-8. As a consequence, the meaning of the provision is ambiguous, and has been subject to Staff interpretation. In *Staff Legal Bulletin No. 14* (July 13, 2001) ("*SLB 14*"), the Staff identified the application of the pricing metric provision under Rule 14a-8 as one of the "common questions" received by the Staff with respect to eligibility requirements under Rule 14a-8. The Staff addressed the application of the provision in *SLB 14* and first noted that "[d]ue to market fluctuations" the value of a shareholder's holdings may vary and, therefore, the Staff would look to whether the value exceeded the required threshold "on any date" during the relevant time period. The Staff then stated that it would base the value of the shares on the "average of the bid and ask prices." The Staff noted that bid and ask prices may not be available for some companies, such as those listed on the New York Stock Exchange, and that, under these circumstances, the Staff would look to the highest selling price of the shares during the relevant time period. The Staff specifically noted that a security's "highest selling price is not necessarily the same as its highest closing price." The fact that the Staff felt the need to clarify that the highest selling price doesn't necessarily equate to the highest closing price provides further evidence that shareholders do not have a common understanding of the pricing metric under Rule 14a-8. Given the Staff's need to issue the foregoing guidance, it is clear that shareholders do not have a common understanding of the pricing metric provision under Rule 14a-8.

Chevedden attempts to address the lack of clarity on when the 60 day period for measuring the value of the required $2,000 of stock ownership begins and ends by stating that shareholders would understand the phrase "within the preceding 60 days" to mean "within the preceding 60 days of the end of the one year holding period." However, shareholders could easily interpret the phrase "within the preceding 60 days" to mean any 60 day period within the continuous one-year holding period. The use of the word "preceding" merely means the relevant period occurs at any time prior to the submission of the Proposal. Chevedden attempts to rewrite the Proposal in the Rebuttal Letter as if the words "60 day period *immediately* preceding the submission of the Proposal" were included in the Proposal. In the absence of such clarification in the Proposal itself, shareholders (in voting upon the Proposal) and the Company (in seeking to implement the Proposal) would not have a clear understanding of when the 60 day period begins and ends and thus who would be eligible to make a nomination under the proposed bylaw.

2. The Proposal is Vague, Indefinite and Inconsistent as to Whether Voting and Non-Voting Shares are Encompassed

Chevedden addresses the Company's arguments regarding the inconsistencies in Sections 1(a), 1(b) and 4 of the Proposal relating to whether voting or non-voting shares are encompassed in the qualification requirements under those sections by arguing that shareholders would construe the terms "owner" and "holder" as interchangeable. As discussed above, shareholders may not construe such terms as being equivalent. But most importantly, Chevedden ignores the substance of the Company's argument that the inconsistent references in the Proposal imply that a shareholder may be required to hold voting shares to qualify as a nominator under one section of the Proposal, while only required to hold non-voting shares to qualify under another section. As a result, shareholders do not know what qualifications will be required under the Proposal if it is implemented. The risk of shareholder confusion in this regard is demonstrated by previous shareholder confusion regarding the distinction between voting and non-voting shares in the context of the eligibility requirements under Rule 14a-8. In *SLB 14*, the Staff identified the eligibility requirement regarding the type of security (*i.e.*, voting or non-voting) that must be held by a shareholder in order to submit a proposal under Rule 14a-8 as one of the "common questions" received by the Staff with respect to eligibility requirements under the Rule 14a-8. Furthermore, the Staff has previously concurred regarding the exclusion of proposals submitted by shareholders under Rule 14a-8 in cases where the shareholders did not hold shares entitled to vote on the proposals. *See, e.g., New York Times Co.* (avail. Dec. 31, 2008).

3. The Proposal is Vague and Ambiguous as to the Meaning of What Constitutes a "Party of Shareowners" and Thus Who is Eligible to Submit Nominations

Chevedden claims that the majority of shareholders will likely apply the common and ordinary meaning to the term "party of shareowners." Chevedden refers to the definition of "party" in Merriam Webster's dictionary to establish the common and ordinary meaning of such term, which defines the term to mean "a person or group taking one side of a question, dispute, or contest." Chevedden then concludes that the reasonable interpretation of the term "party of shareowners" or "group of shareowners" means "a group of individuals who collectively hold shares." He again states that the term "hold" refers to beneficial ownership as that term is used in Rule 14a-8, which, as discussed above, is itself vague and misleading. Moreover, Chevedden fails to recognize that the term "group" led to conflicting legal interpretations of what constitutes a group (compare *GAF v. Milstein*, 453 F.2d 709 (2nd Cir. 1971) with *Bath Industries, Inc. v. Blot*, 427 F.2d 97 (7th Cir. 1970)) and for the Commission to adopt Rule 13d-5(b)(1) to provide such clarification for purposes of the Williams Act (which requires an agreement between two or more shareholders to act together for the purpose of acquiring, holding, voting or disposing of equity securities). His interpretation of the term is also inconsistent with the corresponding terminology used in Rule 14a-18 and Schedule 14N. It also ignores the need to clarify whether "beneficial ownership" for this purpose requires particular indicia of ownership as the Commission recognized in Instruction 3.b.1. to paragraph (b)(1) of former Rule 14a-11 by requiring the group members have both voting and investment power either directly or indirectly. Chevedden does not address these inconsistencies, and resulting lack of needed clarity, in the Rebuttal Letter and therefore, in effect, concedes that the Proposal is confusing and could mislead shareholders with respect to establishing or satisfying their filing obligations under applicable laws, as described in the Initial Request Letter.

4. The Proposal Does Not Specify a Process for Interacting with Parties of Multiple Shareholders

Chevedden dismisses as merely ministerial and determinable by the Company the point made in the Initial Request Letter regarding lack of workability of the Proposal due to failure to specify a process for interacting with parties of multiple shareholders. Without fundamental rules of procedure for dealing with the Company or communicating among, or obtaining authorization from, the members of the "party of shareowners" (*e.g.*, who is a designated spokesperson that is authorized to act on behalf of the "party of shareowners" to verify their eligibility, to approve the required disclosure in the Company's proxy statement regarding such party of shareowners, to assure compliance with Rule 14a-18 and filing and completing Schedule 14N), the Company will not know how to implement the Proposal and shareholders will not know what they are being asked to approve or how to take advantage of it if it is approved.

5. The Requirement in the Proposal that the Company Will Provide a Full Explanation of All Legal Requirements for Nominators and Nominees Under Federal Law, State Law and Company Bylaws Renders the Proposal Misleading and Unworkable

Clause 6 of the Proposal would require that the Company provide a full explanation of all legal requirements for nominators and nominees under federal law, state law and the Company's bylaws in each proxy statement or special meeting notice to elect board members. Chevedden attempts to dismiss the inherent unworkability of this aspect of the Proposal on the basis that the extent of the burden on the Company is irrelevant. His rebuttal misses the essential point that shareholders will be misled by the Proposal in perceiving that the Company can and will be able to provide a complete explanation of all the legal obligations applicable to nominators and nominees and thereby enable them to comply with those obligations. They would therefore be left with the false impression that they do not need to take it upon themselves to understand how compliance with applicable law and the Company's bylaws needs to be achieved in their particular circumstances. This requires an understanding of the particular facts and circumstances applicable to each nominator, as well as to any groups of nominators, and to each nominee. The potentially applicable laws are extensive and complex and their application assumes knowledge of relevant facts to assure they are properly applied, which laws, include without limitation, the Commission's proxy rules (including Rule 14a-18 and Schedule 14N and Item 7(f) of Schedule 14A), Regulation 13D-G (if the nominator or groups of nominators beneficially own more than five percent of the Company's outstanding voting shares), applicable state securities laws, U.S. laws addressing foreign control over investments in the U.S. (*e.g.*, the Exon-Florio Amendment), antitrust laws prohibiting certain interlocking directorships, and Missouri corporate law. Shareholders should not be misled into perceiving that they do not need to hire their counsel with the expertise needed to assure that nominators understand their obligations and how they should be applied to their particular facts and circumstances and then assist them with proper compliance with those obligations.

Prior no-action precedent on this issue does not yet exist because the proxy rules enabling private-ordering proxy access only became effective on September 15, 2011 and we are not aware of any prior letters raising this particular issue in this context. In evaluating whether a proposal is vague and indefinite, particularly in the context of private-ordering proxy access, we believe that inherent workability is an appropriate consideration because shareholders may be misled into pursuing or supporting a proposal that is not feasible without understanding that they should have pursued or supported a proposal that is workable. Crafting realistic and workable guidelines through the no-action process for private-ordering proxy access is also in keeping with the Commission's mandate in Section 14(a) of the Exchange Act to act in the public interest and for the protection of investors. As recognized by the American Bar Association in its comment letter, dated August 31, 2009, to the proposing release for the proxy access rules: "Any access provision, whether in a Commission rule or a company bylaw, must be workable if it is to serve the interests of the corporation and its shareholders."

6. The Proposal is Vague and Indefinite Because the Company and the Shareholders Are Not Able to Determine with Any Reasonably Certainty Exactly What Actions or Measures the Proposal Requires in Regard to Amending its Governing Documents

Chevedden concedes the applicability of the prior no-action letters cited in the Initial Request Letter if there is an inconsistency between a proposal and the Company's bylaws but seeks to distinguish it on the basis that there is no such inconsistency in the case of the Proposal. His position is contrary to the clear inconsistency created by the clarification in his Rebuttal Letter that the term "hold/held" means "beneficial ownership" of shares. Section 20 of the Company's bylaws permits only shareholders of record to make director nominations and even then only if they are holders of record both at the time of giving notice of nomination and at the time of the meeting at which they are then entitled to vote. Adoption of the bylaw sought by the Proposal would create a direct conflict with Section 20 because the former would create a right to nominate directors by beneficial owners of shares at the time of nomination, but without being required to be a beneficial owner at the time of the meeting, while the latter would deny any right to such persons to make a director nomination for the reasons described above.

We also note that the Proposal is vague and indefinite because it is silent on the important issue of whether a nomination made in compliance with the bylaw contemplated by the Proposal would or would not have to be made in compliance with the advance notice requirements set forth in Section 20 of the Company's bylaws, which are described in the Initial Request Letter.

**B. Revision is Permitted Only In Limited Circumstances**

Chevedden requests that the Staff allow him to revise the Proposal. As stated in *SLB 14B*, there is no provision in Rule 14a-8 that allows a shareholder to revise his or her proposal or supporting statement, but the Staff has permitted a proponent to revise a proposal when the revisions are "minor in nature" and "do not alter the substance of the proposal." In this case, the Company does not believe the revisions would be minor in nature because the vague and indefinite terms described above are integral to the substance of the Proposal and any revisions to clarify such terms would be lengthy and require major changes to the Proposal. Accordingly, the Company does not believe that it would be in accordance with the Staff precedent to allow revision of the Proposal.

**II. The Proposal May Be Excluded Under Rules 14a-8(i)(2) and 14a-8(i)(1) Because the Proposal Would, If Implemented, Cause the Company to Violate Missouri Law and the Proposal Is Not a Proper Subject for Action by the Company Shareholders Under Missouri Law.**

The Company continues to believe that it may exclude the Proposal in reliance on Rules 14a-8(i)(2) and 14a-8(i)(1) because it would, if implemented, cause the Company to violate Missouri law and the Proposal is not a proper subject for action by the Company shareholders under Missouri law. We have acted as counsel to the Company on matters of Missouri law. Pursuant to Rule 14a-8(j)(2)(iii), we included in the Initial Request Letter our opinion regarding Missouri law in support of the Company's request for exclusion of the Proposal under Rules 14a-8(i)(2) and 14a-8(i)(1). In the Rebuttal Letter, Chevedden does not dispute our interpretation of Missouri law, but raises certain legal arguments regarding the applicability of precedent cited in our opinion. Chevedden fails to cite any Missouri authority or provide an opinion of Missouri counsel in support of his legal arguments. We will briefly address these arguments below and, in connection therewith, we reaffirm our opinions set forth in the Initial Request Letter.

Chevedden initially argues that the Company has not met its burden of demonstrating that the Proposal violates, or would cause the Company to violate, Missouri law. In support of this argument, Chevedden cites the Staff's letter in *Quaker Oats Co.* (avail. Apr. 6, 1999) and suggests that the letter stands for the proposition that the Staff will not concur that a company may exclude a proposal on the basis that the proposal, if implemented, would violate state law unless there is binding judicial precedent that specifically addresses the validity of the proposal. Chevedden's reliance on the Staff's decision in *Quaker Oats Co.* is misplaced.

The facts underlying the *Quaker Oats Co.* letter are clearly distinguishable from the facts underlying the instant case. In *Quaker Oats Co.*, the company's counsel and the proponent's counsel submitted conflicting legal opinions regarding the application of sections of the New Jersey Business Corporation Act. The Staff noted that neither counsel had opined as to any compelling state law precedent and, when faced with conflicting legal opinions, merely determined not to express any view with respect to whether the proposal in that case violated state law. By comparison, the Staff is not faced with any conflicting legal opinions or even any conflicting interpretations of statutory provisions, just Chevedden's concurrence with our conclusion that there are no judicial cases directly on point.

Moreover, Chevedden's suggestion that the Staff's letter in *Quaker Oats Co.* stands for proposition that binding judicial precedent is required to exclude a proposal under Rules 14a-8(i)(2) and 14a-8(i)(1) is inconsistent with the Staff's more recent no-action letter precedent. Contrary to Chevedden's argument in the Rebuttal Letter, the Staff has recently concurred that proposals may be excluded in situations where there is no binding judicial decision directly addressing the validity of the particular proposal under state law. *See, e.g., Bank of America Corp.* (avail. Feb. 11, 2009) (concurring with exclusion under Rule 14a-8(i)(2) even though the proponent argued that the supporting opinion failed to "show any precedent squarely finding that shareholders cannot amend the bylaws to create a committee or to assign responsibility for appointment of committee members to the Board Chairman, nor even precedents that demonstrate the courts would necessarily make such a finding"); *Citigroup Inc.* (avail. Feb. 18, 2009) (concurring with exclusion under Rule 14a-8(i)(2) even though the proponent argued that the supporting opinion "failed to show precedents that would be determinative regarding the present Proposal, leaving these issues as unsettled questions of law"); *General Motors* (avail. Apr. 19, 2007) (concurring with exclusion under Rule 14a-8(i)(2) even though the Company's Delaware counsel expressly noted that there was "no Delaware case that specifically addresses the validity of the Proposed Bylaw or a similar bylaw").

More recently, in *Citigroup Inc.* (avail. Feb. 22, 2012), the Staff concurred that the company could exclude a proposal under Rule 14a-8(i)(2) based upon the opinion of the company's Delaware counsel that prior judicial precedent which would arguably permit the proposal under state law would likely be overruled by a Delaware court in light of a more recent ruling. By comparison, there is no existing Missouri judicial precedent directly on point that would result in conclusions regarding Missouri law in opposition to our opinions expressed in the Initial Request Letter.

In our view, a proper interpretation of recent Staff no-action letters addressing whether a particular proposal is excludable under Rule 14a-8(i)(1) or Rule 14a-8(i)(2) turns on whether the company has satisfied its burden of proof. As noted above, careful review of the recent precedent indicates that the lack of judicial precedent on "all fours" does not automatically result in a conclusion that the Company's burden of proof has not been met. In this regard, it is important to note that in the Rebuttal Letter Chevedden explicitly agreed with the analysis as to the directors' fiduciaries duties under Missouri law as described in the Initial Request Letter. The analysis of Missouri law in our Initial Request Letter and as further set out below satisfies the Company's burden of proof with respect to this issue.

Chevedden's next argument involves a mischaracterization of the holding in *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008). Chevedden incorrectly focuses on the obligation to reimburse proxy contest expenses as being the key factor resulting in the directors potentially violating their fiduciary duties because, as Chevedden characterizes it, the company could be forced to incur "fairly substantial and potentially crippling costs." However, the mere fact that the bylaw could require the company to incur costs in connection with the reimbursement of proxy contest expenses was not the determining factor in the *CA* Court's finding that the bylaw proposal violated Delaware law. Indeed, in analyzing whether the bylaw proposal was a proper subject matter for shareholders, the *CA* Court specifically noted that a bylaw that requires the expenditure of corporate funds, even if significant, does not, for that reason alone, automatically result in the directors violating their fiduciary duties. Rather, the determining factor in the *CA* Court's finding that the bylaw proposal, if adopted, would violate Delaware law was the fact that, under certain scenarios discussed by the Court, the bylaw would "commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." *CA, Inc.* at 238. The *CA* Court did not find that the requirement to expend funds violated the directors' fiduciary duties; instead, it was that the directors could be forced to spend company funds to promote the interests of a third party that the directors determined were adverse to the interests of the company.

As discussed in the Initial Request Letter, the Proposal impinges on the fiduciary duties of directors much more significantly than the bylaw proposal in the *CA* case. A shareholder making a nomination under the Proposal could have the intent to change control and/or be participating in another simultaneous solicitation outside of the Company's proxy statement. As a result, the Proposal could require the board of directors to actively assist the contestant in a proxy contest for control of the Company that the board of directors had determined was not in the best interests of the Company. As further discussed in the Initial Request Letter, this result is not only more egregious than the scenarios contemplated by the *CA* Court, but would also compel the board of directors to violate their fiduciary duty under Missouri law to oppose any attempt to take-over control of the Company that they believe is not in the best interests of the Company and its shareholders. *See Torchmark v. Bixby*, 708 F. Supp. 1070, 1082 (W.D. Mo. 1988).

The *CA* Court also noted other scenarios which could result in a board of directors' violation of its fiduciary duty if the board of directors were forced to include nominees in its proxy statement that would not be in the best interests of the company. These include nominees "motivated by personal or petty concerns, or to promote interests that do not further, or are adverse to those of the corporation" or "if a shareholder group affiliated with a competitor of the company were to cause the election of a minority slate of candidates committed to using their director positions to obtain, and then communicate, valuable proprietary strategic or product information to the competitor." *CA, Inc.* at 240. In such circumstances, and in the absence of a fiduciary-out in the bylaw contemplated by the Proposal, the Company's board of directors could be compelled to breach its fiduciary duty in violation of Missouri law.

Chevedden next attempts to equate the Proposal to the Company's advance notice bylaw provisions and argues that there is little difference between a shareholder submitting a director nominee for consideration at a shareholder meeting as compared to submitting a director nominee for inclusion in the Company's proxy materials. Again, Chevedden fails to understand the key difference between the two mechanisms. Advance notice bylaws are designed to aid the directors in the exercise of their fiduciary duties by establishing procedures to (i) ensure orderly meetings and election contests, (ii) provide adequate notice to the company so that it may have sufficient time to respond to shareholder nominations, and (iii) enable a company's board to make informed recommendations regarding such nominations. Advance notice bylaws do not make available the company's proxy statement to solicit votes for the election of a director nominee that would result in a violation of the board's fiduciary duties or otherwise use resources of the company to aid such nominee. On the other hand, it is well recognized that having access to a company's proxy statement confers a ***significant benefit*** on a director nominee, even if the incremental cost to the company is not significant. A director nominee that is included in the company's proxy statement is able to forgo incurring the "fairly substantial and potentially crippling costs" of financing its own proxy statement, as described by Chevedden in the Rebuttal Letter. It is the forcing of the directors to confer this benefit on a director nominee that the directors determine is not in the best interests of the corporation and its shareholders that would result in the directors violating their fiduciary duties.

Finally, Chevedden argues that because the Proposal includes the qualifying language requesting that the Company's board implement the Proposal "to the fullest extent permitted by law," the Company must demonstrate that there is no context in which the Proposal would be valid under Missouri law in order to exclude the Proposal under Rule 14a-8(i)(2). In support of this argument, Chevedden cites the Staff's letter in *Sprint Nextel Corp.* (avail. Mar. 4, 2010). Sprint Nextel had received a shareholder proposal seeking to permit shareholders to act by written consent of a majority of shares to the extent permitted by law. Since there was at least one situation in which shareholders would be allowed under Kansas law to act by written consent of a majority of shares (the election of directors in which all the directorships were vacant), the staff permitted the proposal to be included. However, if the proposal were approved by the shareholders, the actual charter provision adopted by the Sprint Nextel board of directors would have only permitted majority written consents in that one very narrow situation. In contrast, the problem with the Proposal is that each director nominee must be evaluated separately by the directors to determine whether including the director nominee in the company's proxy statement violates the directors' fiduciary duties. As Chevedden has pointed out, shareholders already have the right to nominate directors under the advance notice bylaw provisions and the directors have the ability to include that nominee in the proxy statement if they believe the election of that nominee would be in the best interests of the company. Therefore, the key aspect of the Proposal is the ability of shareholders meeting certain ownership thresholds to be able to force the directors to include their nominees in the Company's proxy statement. Unlike in the *Sprint Nextel Corp.* no-action letter, it is not possible to tailor or narrow the Proposal to eliminate the breach of fiduciary duty concerns.

**III. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.**

The Company also continues to believe that it may exclude the Proposal in reliance on Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal. The arguments raised by Chevedden with respect to this basis for exclusion are addressed above.

**Conclusion**

Based upon the foregoing reasons, and those set forth in the Initial Request Letter, the Company believes that it may properly omit the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8. We respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter or the Initial Request Letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (816) 691-3188.

Sincerely,

STINSON MORRISON HECKER LLP



John A. Granda

cc: John Chevedden
Scott W. Andreasen, Vice President and Secretary – H&R Block, Inc.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

June 1, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**H&R Block Inc. (HRB)**
**Proxy Access**
**Kenneth Steiner**

Ladies and Gentlemen:

This responds to the May 7, 2012 company request to avoid this rule 14a-8 proposal. For the reasons set forth below, it is requested that the Staff not concur with the Company's No-Action Request.

**ANALYSIS**

In the Company's No-Action Request, the Company asked the Staff to concur with the opinion that the Proposal may be excluded from the 2012 Annual Meeting Proxy Materials pursuant to:

> (1) Rule 14a-8(i)(3), claiming "the Proposal is impermissibly vague and indefinite so as to be inherently misleading"; (2) Rules 14a-8(i)(2) and 14a-8(i)(1), claiming "the Proposal would, if implemented, cause the Company to violate Missouri law and the Proposal is not a proper subject matter for action by the Company's shareholders under Missouri law"; and (3) Rule 14a-8(i)(6), claiming "the Company lacks the power or authority to implement the Proposal."

**1. The Proposal Should Not Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Not Impermissibly Vague or Inherently Misleading.**

The Proposal should not be excluded pursuant to Rule 14a-8(i)(3) because (A) the Proposal is not vague and indefinite and (B) if there is any language that needs modifying, the Proponent would be glad to make modifications.

A. The Proposal Is Not Vague and Indefinite.

The Staff has allowed companies to exclude proposals where a "central aspect" of a proposal has not been thoroughly described. *See Dell, Inc.* (avail. Mar. 30, 2012). A proposal is vague and indefinite if the proposal would require a company to "make *highly subjective* determinations" concerning what constitutes the central aspect." *NYNEX Corporation* (avail. Jan. 12, 1990) (emphasis added). Proposals are excludable under 14a-8(i)(3) only when they are "drafted so broadly that neither shareholders voting upon the proposal nor the Company would be able to determine with any *reasonable certainty* exactly what action or measures would be required in the event the proposal was implemented." *Hannaford Brothers Co.* (avail. Dec. 30, 1988) (emphasis added).

In *PetSmart, Inc.*, the proposal included a resolution to bar its suppliers from selling to distributors that "have violated . . . the law." *PetSmart, Inc.* (avail Apr. 12, 2010). The company argued that the term "the law" was so broad and generic that it could mislead shareholders voting for the resolution because they misunderstood the meaning. *Id.* The Staff concurred with the company's view that the proposal could be excluded, noting that the proposal did not "sufficiently explain the meaning of 'the law.'" *Id.; see also Motorola, Inc.* (avail. Jan. 12, 2011) (concurring with the company's view that the proposal could be excluded where the Company offered six definitions of what the Company believed "executive pay rights" could refer to).

Still, even when a term may have multiple definitions, it is only when shareholders would not be able to determine its meaning with a reasonable certainty, can it be excluded. For example, in *Devon Energy Corporation* the company attempted to demonstrate, by referring to the Merriam Webster Dictionary, that there was more than one meaning of the term "lobbying." *Devon Energy Corporation* (avail. Mar. 27, 2012). In addition the company argued that the "lobbying" term was subject to further divergent interpretations due to the terms "direct" and "indirect" lobbying, because neither of those terms were defined. *Id.* However, the Staff did not concur with the company's view that the proposal was vague and indefinite. *Id.; see also Yahoo! Inc.* (avail. Apr. 5, 2011) (declining to concur with the company's view that the undefined terms "other repressive countries," "all policies and actions," and "might affect human rights observance in countries where it does business," were vague and indefinite).

Accordingly, the Proponent addresses each of the Company's claims as to the vagueness and indefiniteness of the Proposal below:

The Company Claims That the Proposal is Too Vague and Indefinite as to the Eligibility Requirements for Nominating Stockholders Because of the Vagueness of "Hold/Held" as Used in the Proposal.

It should be noted, as expressed by the Company in its No-Action Request, that, although the Proposal did not simply cite to the outside standards in Rule 14a-8(b), the word "hold/held" is meant to capture the meaning of the term as promulgated by the Commission in Rule 14a-8(b). Rule 14a-8(b), as with the entirety of Rule 14a-8 has been drafted to facilitate understanding by shareholders, with the Commission noting that:

> "We structured this section in a question and answer format so that it is easier to understand. The reference to "you" are to shareholder[s] seeking to submit a proposal." 17 C.F.R. § 240.14a-8.

Accordingly, while there are numerous interpretations of the term "hold/held" under complex securities laws, it can only be concluded, in light of the intention of the Commission that Rule 14a-8 be accessible to and practicably usable by shareholders, that the word "hold/held," as used in Rule 14a-8(b), was meant to take on the meaning most commonly understood by those shareholders. The word "hold" is defined in Merriam Webster's dictionary to mean: "to have possession or ownership of or to have at one's disposal." (available at http://www.merriam-webster.com/dictionary/hold). In short, this means that to own something is (1) to gain the benefit of that thing and/or (2) to have the ability to dispose of the thing owned. In the context of stock or shares, a shareholder coming to Rule 14a-8(b), upon which the language of the proposal is based, would be inclined to understand that to "hold" stock would be to have the benefit of that stock (the ability to vote) and/or the ability to dispose of that stock (the ability to order its transfer, sale, or other disposition). Accordingly, the word "hold/held" can be taken with reasonably certainty to mean "beneficial ownership" as the Commission has intended such term to operate under Rule 14a-8. See *Staff Legal Bulletin No. 14F* (Noting that the vast majority of investors are beneficial holders). Accordingly, the factual circumstances surrounding the Proposal are distinct from *The Boeing Co.* (avail. Mar. 2, 2011), *General Electric Co.* (avail. Feb. 10, 2011), and *Motorola, Inc.* (Jan. 12, 2011) (allowing, in each case, for exclusion under 14a-8(i)(3) of a proposal that did not explain the meaning of "executive pay rights" because the company had numerous compensation programs, which meant that the proposal was subject to materially different interpretations). Here the term "hold/held" can be said to have one meaning to the vast majority of shareholders. "Hold/held" will be reasonably taken to mean beneficial ownership, as such term operates under Rule 14a-8, i.e. as broadly defined to include shared or sole voting and/or investment power and having such shares held directly or indirectly. It should be noted once again that for the term to be definite it only need provide reasonable certainty not absolute certainty. *Hannaford Brothers Co.* (avail. Dec. 30, 1988).

The Company Claims That the Proposal is Too Vague and Indefinite as to Prioritizing Nominating Parties

The Company claims that in attempting to establish priority among nominators, Section 4 of the Proposal uses the term "holding," such term being ambiguous and indefinite, thus causing Section 4 of the Proposal to be ambiguous and indefinite. Because it has been established that the term "hold/held" is reasonably certain, the Company's argument fails in this regard.

The Company Claims That the Proposal is Too Vague and Indefinite as to Determining Eligibility in Relation to Value of Stock Holdings.

The Proposal states that the Company must include in its proxy statement, form of proxy, and voting instructions forms any nominee submitted by "[a]ny party of shareowners of whom 50 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000." The Company claims that there is vagueness and ambiguity in the pricing metric used in determining the value of "stock that, at some point within the preceding 60 days, was worth at least $2,000." Again, as noted above, the Proposal seeks to mirror the intention found in Rule 14a-8 as to plain meaning and accessibility. Accordingly, the common and ordinary meaning must be given to "worth at least $2,000." Shares are commonly valued, in light of the average investor to which Rule 14a-8 is directed, by looking at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the highest price during that period. Again, a shareholder reading the Proposal and applying the common and ordinary meanings to the term in question would be reasonably certain of the meaning of "worth at least $2,000."

The Company also claims vagueness as to the 60 day period noted in the Proposal, because there is no indication of when the 60 day time period begins or ends. The phrase "at some point within the preceding 60 days" is preceded by the phrase "held continuously for one year." Again, the ordinary meaning must be given to the words and the Proposal must be taken as a whole. It is reasonably certain that "within the preceding 60 days," refers to within the preceding 60 days of the end of the one year holding period.

The Company Claims That the Proposal is Too Vague and Indefinite as to Whether Voting and Non-Voting Shares are Encompassed.

The Company claims vagueness is created because Section 1(a) of the Proposal speaks to owners of "securities eligible to vote for the election of directors" while Section 1(b) speaks to "holders of shares of Company stock." In any instance where the term "owner" is not used the term "holder" is substituted. As noted above, the majority of shareholders reading the proposal would construe "holder" or "owner" to both mean beneficial owner. Accordingly, the term "owner" and "holder" indicate the same type of share ownership.

The Company Claims That the Proposal is Too Vague and Ambiguous as to the Meaning of What Constitutes a "Party of Shareowners."

The Company claims vagueness is created by using the term "party of shareholders," noting that there is no recognized legal definition of the term. Again, the meaning should be placed in the context of the vast number of shareholders to whom the Proposal was addressed. The majority of shareholders are likely to apply the common and ordinary meaning to the term "party." The word "party" is defined in Merriam Webster's dictionary as "a person or group taking one side of a question, dispute, or contest." The terms "party of shareholders" and "group of shareholders" would reasonably be taken by the vast majority of shareholder to refer to the same thing, i.e. a group of individuals who collectively hold shares. "Hold," as noted above, refers to beneficial ownership, as the term is used in Rule 14a-8. There is reasonable certainty as to what "party of shareholders" will mean to the shareholder considering the Proposal.

The Proposal Does Not Specify a Process for Interacting with Parties of the Multiple Shareholders.

The Company claims that the fact that the Proposal does not specify a process for interacting with parties of multiple shareholders is fatal to the Proposal, as it presumably causes further vagueness and indefiniteness. Is should be noted that a Proposal need only be certain and definite in its central aspects. *See Dell, Inc.* (avail. Mar. 30, 2012). It should also be noted that a proposal (including any supporting statement) may not exceed 500 words. 17 C.F.R. § 240.14a-8(d). In consideration of such a limitation all non-essential or non-central aspects must be removed. There is nothing in the proposal prohibiting the directors of the Company, as incumbent in their right to manage the affairs of the Company, from establishing a means of communication among shareholders. Accordingly, because the communications procedures can be determined at a later date such ministerial procedures are non-essential. Due to the limitations placed on the length of shareholder proposals under Rule 14a-8(d), all non-essential items must be left out.

The Company Claims That the Proposal Does Not Specify a Procedure for Rounding the Number of Nominees Up or Down.

The Company claims that the Proposal does not provide for rounding. The Proposal states that parties may "make nominations numbering *up to* 24% of the company's board of directors." (emphasis added). The language "up to" means that the number of nominees cannot exceed 24% of the size of the board. In its No-Action Request, the Company stated:

> The Company currently has a board of directors comprised of ten directors, which would total 2.4 nominations for the qualifying parties under each of Sections 1(a) and 1(b) separately and 4.8 nominations combined under Sections 1(a) and 1(b). The Proposal

contains no provision describing whether such a limit will require rounding up or rounding down to the nearest whole director. Accordingly, neither the board of directors in seeking to implement nor a shareholder in voting on, the Proposal will be able to discern the number of, or limitations on, nominees allowed to be included in the Company's proxy statement.

In the case of ten directors, the number 2 is equal to 20%, which is less than 24%. Therefore, 2 nominees would be allowed under Section 4. The number 3 is equal to 30%, which is greater than 24%. Therefore, 3 nominees would not be allowed under Section 4. The meaning of this provision of the Proposal is extremely clear and more than reasonably certain.

The Company Claims That the Proposal in Unworkable Because of the Burdens it Places on the Company and Because it Conflicts with the Bylaws of the Company.

Whether or not a proposal proves burdensome to the Company has no bearing on any claim for exclusion made under Rule 14a-8(i)(3). Furthermore, there is no basis for the exclusion of a 14a-8 proposal on the basis that it would be too burdensome for the Company to implement nor does the Company attempt to provide such basis. In keeping with Rule 14a-8(g), the burden of showing proper cause for exclusion remains with the Company. 17 C.F.R. 240.14a-8(g).

Additionally, there is no indication in the Proposal that it seeks to amend or change the advance notice provisions of the Company's bylaws. When read as consistent with the bylaws, the Proposal seeks to work with the advance notice provisions of the bylaws, requiring that all shareholder nominees be noticed in the time and manner required by the advance notice provision. There is no reason, provided on the face of the Proposal or otherwise, to cause the Proposal to be read as inconsistent with the bylaws of the Company. The Company relies on *Staples, Inc.* (avail. May 13, 2012) (omitting a proposal regarding inclusion of a bylaw that would require shareholder nominees to be included in the registrant's proxy statement because it conflicted, unless approved by the board of directors, with an existing bylaw that denied that right) and *Bank Mutual Corp.* (available Jan. 11, 2005) (omitting a proposal to add to the bylaws of the company text which stated "[t]hat a mandatory retirement age be established for all directors upon attaining the age of 72 years, to be effective with the passage of the proposal" because, in addition to being vague as to how the proposal would be implemented, the language in the proposal conflicted with a provision of the bylaws stating that a director can only be removed without cause upon a two-thirds stockholder vote). Both of these Staff decisions are distinguishable in fact from the facts surrounding the Proposal. Unlike the proposals noted in *Staples Inc.* and *Bank Mutual Corp.*, there is no inconsistency as between the Proposal and the Company's bylaws. The Proposal does not call for any less or any greater requirements as to the nominating procedures under the advance notice provisions of the Company's bylaws. It would be rather simple for a shareholder to provide the additional information required to have his or her nominee placed on the proxy ballot along with the information required to provide advance notice of a shareholder nominee.

Conclusion

In summary, taking the Company's arguments noted in its No-Action Request to their logical conclusions, all shareholder proposals would require the careful study of case law, Commission guidance, and Commission decision making. Again, Rule 14a-8, upon which the Proposal is based, was directed at the vast majority of shareholders and is meant to be accessible, easily discernable, and practicably usable for those shareholders. The ordinary meaning that such shareholders would place on certain key terms should control.

B. The Proponent Asks, if Modifications Are Needed, to Be Able To Make Changes.

While the Proposal complies generally with the substantive requirements of rule 14a-8, the Staff has allowed shareholder's to revise proposals that may be excluded under 14a-8(i)(3) in the past. More specifically, the Staff has stated:

> "[T]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." *Staff Legal Bulletin No. 14B* (September 15, 2004).

While the Proponent does not believe that the Proposal is vague or indefinite, in the event the Staff would like to see minor modifications, the Proponent asks that the Staff allows such modifications. The Proponent also requests that the Staff balances the need for ensuring that shareholders can take full advantage of Rule 14a-8(i)(8) with respect for the limitations of Rule 14a-8(d), which restricts proposals (and supporting statements) to 500 words.

**2. The Proposal May Not Be Excluded Pursuant to Rule 14a-8(i)(2) or 14a-8(i)(1) Because The Company Has Not Offered Any Compelling State Law Precedent.**

The Company has not met the burden of demonstrating that the Proposal violates, or would cause the Company to violate, Missouri Law. In *Quaker Oats Company* (avail. Apr. 6, 1999) the Staff wrote "neither counsel for you nor the proponent has opined as to any compelling state law precedent. In view of the lack of any decided legal authority we have determined not to express any view with respect to the application of rules 14a-8(i)(1) and 14a-8(i)(2) to the revised proposal."

The Company stated in the No-Action Request that it is "not aware of any Missouri court that has analyzed the extent to which a board's management powers provided under Section 351.310 [of the Missouri corporate code] may be circumscribed by a corporation's bylaws adopted by shareholders pursuant to Section 351.290 [of the Missouri corporate code]." The company goes on to cite only Delaware case law as support.

In the No-Action Request, the Company cites *CA, Inc. v. AFSCME Employees Pension Plan* for authority that the Proposal violates Missouri Law. 953 A.2d 227 (Del. 2008). First, as the Company noted, *CA, Inc.* addresses Delaware law and not Missouri law. Merely stating that another state's law is persuasive does not mean that state's law is binding. Second, the proposal at issue in *CA, Inc.* was a "proxy reimbursement" proposal, not a "proxy access" proposal. The court found that the proposed bylaw would violate Delaware law because "the [b]ylaw mandates reimbursement of election expenses in circumstances that a proper application of fiduciary principles could preclude." *CA, Inc.* at 240. Proxy reimbursement requires the company to pay a fairly substantial and potentially crippling cost, thus potentially causing the directors to violate his or her fiduciary duty of care, loyalty, or good faith. With "proxy access" there is no such obligation created. *CA, Inc.* speaks to changing the substantive decision making of a board of directors. The Proposal makes no attempt to disturb the decision making power of the directors of the Company in any way. The Proposal deals only with the corporate democratic process and not managing the business affairs of the corporation.

The Proponent does not dispute the Company's interpretation of the law as it relates to the fiduciary duties and management rights of directors; rather, the Proponent cannot find any similarity in the cases or factual situations cited by Company that are analogous to the factual circumstance presented with the Proposal. The Proposal in no way seeks to impede the Company's management from performing their duties. It does not restrict a director's ability to manage the affairs of the Company. The Proposal only seeks to give proper effect to the state law right of shareholders to elect directors of their own choosing.

Additionally the Company already provides that a shareholder may nominate certain individuals at the annual meeting if the right advance notice procedures are followed. There is little difference in allowing such nomination at the meeting and having such nomination and nominee presented to the shareholders on the Company's proxy materials, other than the fact that the shareholder body is given the opportunity to make an informed decision as to all the nominees to be presented at the meeting. In both instances the Company would be allowing a shareholder to name its nominees after it has vetted those nominees based on the advance notice provisions of the bylaws. As noted above, the Proposal seeks to work in conjunction with the advance notice provisions of the Company's bylaws. While the company may have to spend several cents more on each proxy statement to account for the inclusion of shareholder nominees, such cost are meant to be borne by a company subject to the provisions of Rule 14a-8.

Furthermore, if a company requests that a proposal including the language "to the extent permitted by law" be excludable, the Company must demonstrate that there is no context in which the proposal would be valid under state law. *Compare Lowe's Companies, Inc.* (avail. Mar. 10, 2011) (concurring with the company's request to exclude a proposal containing the language "to the extent permitted by law" where the company's outside counsel opinion stated that "there is *no context* in which implementation of the Proposal would not cause the Company to violate North Carolina law") (emphasis original), *with Sprint Nextel* (declining to concur with the company's 14a-8(i)(2) exclusion of a proposal containing the language "to the extent permitted by law" because not every situation would cause the proposal to violate state law, noting "the proposal would cause Sprint Nextel to violate Kansas law 'except in the limited context of an election of directors when all directorships are vacant'").

**3. The Proposal May Not be Excluded Under Rule 14a-8(i)(6) Because the Proposal is Reasonably Certain as to its Essential Terms and it Does Not Violate Missouri Law**

As noted above, the Proposal is not vague or indefinite and, as such, the Company has the power to implement the proposal. The Proposal, when read together with the bylaws of the Company, provides a workable method of facilitating shareholder access to the proxy ballot.

Additionally, for the reasons stated above, the proposal does not violate state law, as it does not impede upon the right of the directors to properly manage the Company for the benefit of the shareholders, a duty to which all corporate directors must submit. The Proposal only seeks to further strengthen shareholder franchise.

Accordingly, for the reasons stated above, the Company has the power to implement the proposal.

## CONCLUSION

In conclusion, the Proposal is not vague and indefinite. Furthermore, the Company has failed to provide compelling state law precedent to show that the Proposal violates state law. Accordingly, this is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

[HRB: Rule 14a-8 Proposal, March 30, 2012, revised by request April 20, 2012]

**4* – Proxy Access**

WHEREAS, The Corporate Library, an independent investment research firm, rated our company "High Concern" in executive pay. Our new CEO William Cobb's 2012 long-term incentive pay of $4.5 million consisted of 690,000 market-priced stock options, 56,000 time-based restricted stock awards, and 77,000 performance shares. In fact, performance shares were based on performance measured over three separate annual performance periods. One-year performance periods are the antithesis of long-term incentive pay. Combined with the tax gross-ups for numerous perquisites, these facts suggested that executive pay practices were not aligned with shareholder interest.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

b. Any party of shareowners of whom 50 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible. If necessary, preference among 1(a) nominators will be shown to those holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those with the greatest number who have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Please encourage our board to adopt this proposal 4*.

---

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

May 21, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**H&R Block Inc. (HRB)**
**Proxy Access**
**Kenneth Steiner**

Ladies and Gentlemen:

This responds to the May 7, 2012 company request to avoid this rule 14a-8 proposal.

A rebuttal is being prepared.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>



STINSON MORRISON HECKER LLP

John A. Granda
816.691.3188 DIRECT
816.412.1159 DIRECT FAX
jgranda@stinson.com

May 7, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: H&R Block, Inc.
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, H&R Block, Inc., a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner through his designated proxy John Chevedden (Messrs. Steiner and Chevedden, together, the "Proponent"), on March 30, 2012, and revised on April 20, 2012, for inclusion in the proxy materials that the Company intends to distribute in connection with its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials").

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days prior to the date on which the Company intends to file its definitive 2012 Proxy Materials. Pursuant to *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), we are submitting this letter via electronic mail to the Staff in lieu of mailing paper copies. Also pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2012 Proxy Materials. To the extent required pursuant to Rule 14a-8(j)(2)(iii), we have included our supporting opinions of counsel within this letter. The undersigned and other members of our firm are members of the Missouri Bar.

**THE PROPOSAL**

The Proposal states in relevant part:

> Resolved, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareholders to make board nominations as follows:
>
> 1. The Company proxy statement, form of proxy, and voting instruction forms, shall include, listed with the board's nominees, alphabetically by last name, nominees of:
>
>    a. Any party of one or more shareowners that has held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or
>
>    b. Any party of shareowners of whom 50 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.
>
> 2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.
>
> 3. For any board election, no shareholder may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.
>
> 4. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible. If necessary, preference among 1(a) nominators will be shown to those holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those with the greatest number who have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.
>
> 5. Nominees may include in the proxy statement a 500 word supporting statement.
>
> 6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully

explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws.

A copy of the Proposal is attached to this letter as Exhibit A. A copy of all correspondence between the Proponent and the Company relating to the Proposal is attached to this letter as Exhibit B.

**BASES FOR EXCLUSION**

As discussed more fully below, we have advised the Company that the Proposal may be properly omitted from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rules 14a-8(i)(2) and 14a-8(i)(1) because the Proposal would, if implemented, cause the Company to violate Missouri law and the Proposal is not a proper subject matter for action by the Company's shareholders under Missouri law; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

**ANALYSIS**

**1. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading.**

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has permitted the exclusion of a variety of shareholder proposals, including proposals regarding the process and criteria for the nomination and election of directors, when important aspects of the process or criteria are not clearly addressed. *See Norfolk Southern Corp.* (avail. Feb. 13, 2002) (concurring with the exclusion of a proposal regarding specific director qualifications because "the proposal includes criteria toward that object that are vague and indefinite"); *Dow Jones & Co.* (avail. Mar. 9, 2000) (concurring with the exclusion of a proposal requesting the adoption of a novel process for electing directors as vague and indefinite under Rule 14a-8(i)(3)).

In addition, the Staff frequently has concurred that where a proposal that mandates specific action fails to define key terms or "may be subject to differing interpretations," the proposal may be entirely excluded as vague and indefinite because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." *See, e.g., The Boeing Co.* (avail. Mar. 2, 2011), *General Electric Co.* (avail. Feb. 10, 2011), *Motorola, Inc.* (Jan. 12, 2011) (allowing, in each case, for exclusion under 14a-8(i)(3) of a proposal that did not explain the meaning of "executive pay rights" because the company had numerous compensation programs, which meant that the proposal was subject to materially different interpretations); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (allowing for exclusion of a proposal where the proposal failed to define the terms "Industry Peer group" and "relevant time period"); *Berkshire Hathaway, Inc.* (avail. Mar. 2, 2007) (allowing for exclusion of proposal under Rule 14a-8(i)(3) where proposal prohibited company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order); *Prudential Financial, Inc.* (avail. Feb. 16, 2007) (allowing for exclusion of a proposal where the proposal was vague on the meaning of "management controlled programs" and "senior management incentive compensation programs"); *Woodward Governor Co.* (avail. Nov. 26, 2003) (allowing for exclusion of a proposal where the proposal involved executive compensation and was unclear as to which executives were covered); and *Int'l Business Machines Corp.* (avail. Jan. 10, 2003) (allowing exclusion of a proposal regarding nominees for the company's board of directors where it was unclear how to determine whether the nominee was a "new member" of the board of directors).

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. Jun. 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'"); *Philadelphia Electric Co.* (avail. July 30, 1992) (excluding a proposal as vague and indefinite a proposal seeking to elect a small committee of stockholders); *NYNEX Corp.* (avail. Jan. 12, 1990) (excluding a proposal as vague and indefinite seeking to prevent the company from interfering in government affairs of nations in which it did business because it would require the company's board of directors to make "highly subjective" determinations of when to apply the rule and what the words meant in the proposal).

The Staff has previously concurred with the exclusion of proposals as vague and indefinite when the proposals called for a determination based on an external standard but did not describe the requirements inherent in that standard. For example, similar to the deficiencies in the Proposal, in *Sprint Nextel Corp.* (avail. Mar. 7, 2012), the Staff permitted the exclusion of a shareholder proposal largely similar and by the same Proponent as here due to referencing eligibility requirements under Rule 14a-8(b) without describing those requirements. *See also Chiquita Brands Int'l, Inc.* (avail. Mar. 7, 2012); *MEMC Electronic Materials, Inc.* (avail. Mar. 7, 2012). Additionally, in *AT&T Inc.* (avail. Feb. 16, 2010), the Staff permitted the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments . . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2. The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning. *See JP Morgan Chase & Co.* (avail. Mar. 5, 2010) (concurring with the exclusion of a similar proposal); *see also Exxon Mobil Corp.* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting a report using, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *Boeing Co.* (avail. Feb. 5, 2010) (concurring with the exclusion of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Johnson & Johnson* (avail. Feb. 7, 2003) (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Occidental Petroleum Corp.* (avail. Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights"); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring with the exclusion of a proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

The Proposal fails to define key terms and to address important aspects regarding the process and criteria for implementing the provisions of the Proposal, and the Proposal includes numerous ambiguities such that provisions of the Proposal are subject to differing interpretations that undermine and prevent the workability of, implementation of, and informed voting on, the Proposal. The importance of workability of a private-ordering proxy access proposal was addressed by the American Bar Association in its comment letter, dated August 31, 2009, on the proposals in Release No. 34-60089

(June 10, 2009) which were revised and adopted in Release No. 34-62764 (Aug. 25, 2010) (the "Adopting Release"):

> Any access provision, whether in a Commission rule or a company bylaw, must be workable if it is to serve the interests of the corporation and its shareholders. Workability requires that the rule or bylaw be easily understandable, be able to be readily administered, address all relevant issues, operate in a timeframe that permits proper conduct of shareholder meetings and action by a fully informed shareholder body, recognize the role and fiduciary responsibility of the board of directors, comply with the requirements of the Commission's rules and other applicable law and allow the company and its shareholders sufficient flexibility to respond to changed circumstances in a timely manner.

Accordingly, a private-ordering bylaw addressing proxy access must be self-contained and cannot utilize or reference defined terms or concepts that require reference to extensive rules and/or interpretations issued by the Commission in order to be fully understood by shareholders. As discussed below, key terms used in the Proposal are not defined and critical aspects of the process that the Proposal seeks to establish are not clearly or fully addressed, resulting in the Proposal being subject to differing interpretations and making it impossible to ascertain what the Proposal requires or how it should be implemented.

- The Proposal is Vague and Indefinite as to Eligibility Requirements for Nominating Stockholders. The Proponent has revised the form of his shareholder proxy access proposal to avoid the reference to Rule 14a-8(b)(1) in an attempt to avoid the deficiency that was the basis for the exclusion of his proposal in *Sprint Nextel Corp.* (avail. March 7, 2012) and *Chiquita Brands Int'l.* (avail. March 7, 2012). To establish the eligibility standard for including shareholder nominees in the Company's proxy statement, the Proponent uses the term "held" with respect to the amount and duration of share ownership. However, the term "held" is ambiguous and has been the subject of numerous interpretations by the Commission to clarify its meaning and how it may be proven by the proponent. *See, e.g.*, Staff Legal Bulletin No. 14F (Oct. 18, 2011) (clarifying which brokers and banks constitute "record" holders under Rule 14a-8(b)(2)(i)). The Company and the shareholders need to understand whether eligibility is based on record and/or beneficial ownership and how such ownership is defined. In the latter regard, Staff Legal Bulletin No. 14F, n.2 (Oct. 18, 2011) describes the uncertainty regarding the meaning of "beneficial owner":

  > The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner and beneficial

> ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act") defines beneficial ownership for purposes of the Williams Act to encompass sole or shared voting power and/or investment power, either directly or indirectly. The Commission adopted rules in the Adopting Release to mandate proxy access under Rule 14a-11 (vacated in *Business Roundtable v. SEC*, 647 F.3d 1144 (D.C. Cir. 2011)) and to enable private-ordering of proxy access pursuant to state or foreign law, or a registrant's governing documents. The rules in the Adopting Release, other than Rule 14a-11, were not vacated, are no longer stayed by the Commission, and became effective on September 20, 2011. Release No. 34-65343 (Sept. 15, 2011). The Commission required both voting and investment power (either directly or through any person acting on their behalf) for purposes of eligibility under mandated proxy access (see Instruction 3.b.1 to paragraph (b)(1) of former Rule 14a-11) and appears to have focused only on voting power for private-ordering proxy access (see Instruction 3 and Item 3 of Schedule 14N).

The distinction between merely "holding" securities versus voting and investment power giving rise to ownership is illustrated in Instruction 3.C.2 to former Rule 14a-11. It provided that "a securities intermediary (as defined in Rule 17Ad-20(b)) shall not have voting or investment power solely because such intermediary holds such securities by or on behalf of another person, notwithstanding that pursuant to the rules of a national securities exchange such intermediary may vote or direct the voting of such securities without instruction."

In view of this ambiguity as to whether record and/or beneficial owners are included by the term "held" and, in the case of beneficial ownership, whether sole or shared voting and/or investment power and/or held directly or indirectly are included by "held"), neither the Company in seeking to implement the Proposal, if approved, nor the shareholders in voting on the Proposal, are able to understand who would be eligible to include a nominee in the Company's proxy statement. They would also not be in a position to determine how eligibility would be proven. The Proposal is devoid of any guidance like that in paragraph (b)(3) of former Rule 14a-11 providing standards for proving ownership and continuity of ownership in evaluating eligibility for mandatory inclusion of shareholder nominees in the registrant's proxy statement (which standards generally mirrored the guidance in the Staff Legal Bulletin No. 14F (Oct. 13, 2011).

- The Proposal is Vague and Indefinite as to Prioritizing Nominating Parties. In attempting to establish priority among nominators, Section 4 of the Proposal uses the ambiguous term "holding" the greatest number of Company shares. The uncertainty demonstrated above regarding the term "held" is equally applicable to the term "holding" in this context. The Proposal therefore needs to provide some objective, readily understood guidance in that regard like the "largest qualifying voting power percentage" as used in paragraph (e) of former Rule 14a-11. In the absence of such guidance, the Company and the shareholders are not in a position to understand how such prioritization would take place.

- The Proposal is Vague and Indefinite as to Determining Eligibility in Relation to Value of Stock Holdings. The Proposal, which states that the Company must include in its proxy statement, form of proxy and voting instruction forms any nominee submitted by "[a]ny party of shareowners of whom fifty or more have each held continuously for one year, a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000," suffers from the same infirmity as the proposals in the precedents cited above, in that it is materially vague and indefinite because it fails to define key terms and is subject to multiple interpretations. As noted above, the Proposal is a slightly revised version of a previous proposal that relied upon an external standard, Rule 14a-8(b), in order to implement a central aspect of the Proposal (shareholder eligibility requirements for nominating directors) but failed to describe the substantive provisions of the standard. In this new iteration of the Proposal, the Proponent has removed the previous external standard but relies upon undefined key terms ($2,000 share value) and terms that are subject to differing interpretations ("at some point within the preceding 60 days") in order to implement a central aspect of the Proposal (shareholder eligibility requirements for nominating directors) but the Proposal (including the supporting statement) fails to define the substantive provisions of the key terms and is subject to multiple interpretations.

  In particular, the Proposal does not provide specific information as to when the sixty day time period begins and ends or what pricing metric (*i.e.*, closing prices, intra-day trading high or volume weighted average price) is to be used to determine the value of the stock. Without an explanation of which shareholders would be eligible to nominate directors under the Proposal's requested policy, shareholders will be unable to determine the effect of implementing the Proposal that they are being asked to vote upon. The aim of the Proposal is to give certain shareholders or shareholder groups the ability to include their director nominees in the Company's proxy materials. Thus, the provision containing the reference to a sixty day time period and $2,000 stock value is of central importance to the Proposal, as it is one of the only two provisions governing the critical issue of which shareholders are eligible to utilize the provisions requested under the Proposal.

- The Proposal is Vague, Indefinite and Inconsistent as to Whether Voting and Non-Voting Shares are Encompassed. Sections 1 and 4 of the Proposal make vague, inconsistent and indefinite references to qualifications for stockholders who wish to include nominees in the Company's proxy statement and to procedural limitations on groups of stockholders. First, in Section 1(a) of the Proposal, the Proponent refers to holders of "securities eligible to vote for the election of directors." However, the following clause in Section 1(b) refers generally to holders of "shares of the Company's stock," without specification of whether the shares must have voting rights. Second, the same inconsistency and vague reference to "the Company's shares" occurs in Section 4 when referring to 1(a) nominators. Even more confusing, when reference is made to Section 1(b) nominators in Section 4, the qualification set forth is simply to nominators "with the greatest number," without any reference to whether the Proposal refers to actual shares of the Company or, if it were assumed *arguendo* the reference is to Company shares, whether the shares may have voting or non-voting rights.

- The Proposal is Vague and Ambiguous as to the Meaning of What Constitutes a "Party of Shareowners" and Thus Who is Eligible to Submit Nominations. There is no recognized meaning in the law of the term "party of shareowners." The Commission used the term "nominating shareholder groups" in paragraph (b) of former Rule 14a-11 in allowing shareholders to aggregate their share ownership for purposes of satisfying the ownership test (i.e. at least 3% of total voting power but counting for this purpose only shares as to which the members of the nominating shareholder groups have both voting and investment power) and the continuous ownership test. The term "group" is defined in case law and by Rule 13d-5(b)(1) to mean that two or more persons have agreed to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer. *See, e.g., GAF v. Milstein*, 453 F.2d 709 (2nd Cir. 1971). The Commission explicitly recognized that two or more shareholders acting together to satisfy the ownership threshold for proxy access would constitute a group under Rule 13d-5(b)(1). *See* Section II.D.2. of the Adopting Release. In the context of an access proposal pursuant to governing documents, it would mean that two or more persons have agreed to act together to aggregate their share ownership to meet the applicable ownership eligibility requirements and to agree upon one or more nominees for inclusion in the registrant's proxy statement. Using group terminology and explaining clearly what it means would enable the Company and shareholders to understand the nature of the relationships among members of the group and their common agreement to act together for this prescribed purpose.

The "party of shareowners" terminology in the Proposal is also inconsistent with the group terminology used in Rules 14a-18 and Schedule 14N. Similarly, Item 7(f) of Schedule 14A uses the term "nominating shareholder groups" when describing the obligations of such groups to provide disclosure required by Item 6 of Schedule 14N regarding the nominee and the members of such group in the registrant's proxy statement. The terminology used in the Proposal therefore creates confusion and creates a significant risk that shareholders will be misled in understanding their obligations to comply with Rule 14a-18 and potentially Regulation 13 D-G (if they collectively beneficially own more than five percent of the outstanding voting shares) to make timely filings of Schedule 14N and potentially Schedule 13D or Schedule 13G and to make full and accurate disclosure about themselves in these Schedules, and to provide the disclosure called for in the registrant's proxy statement. This risk is particularly important for shareholders due to their potential civil and criminal liability for failing to comply with these obligations.

- The Proposal Does Not Specify a Process for Interacting with Parties of Multiple Shareholders. Section 1(a) and 1(b) of the Proposal both anticipate that parties of shareholders will be allowed to make board nominations to be included the Company's proxy statement. However, nowhere in the Proposal are the procedures for nominating parties specified. Presumably, if there are a significant number of shareholders that constitute a "party," an authorized representative would need to be appointed to act on behalf of the "party" to work with the Company on eligibility verification, disclosure in the Company's proxy statement, compliance with Rule 14a-18 and filing and completing Schedule 14N. In the absence of fundamental rules of interaction and communication applicable to the nomination process, the Proposal fails to apprise voting shareholders and the Company of what actions would need to be taken with respect to nominations made by multiple shareholders and subsequent procedures to carry out the process.

- The Proposal Does Not Specify a Procedure for Rounding the Number of Nominees Up or Down. Section 4 of the Proposal does not provide for a clear and definite result when implementing the cap on nominations. The qualifying parties under Sections 1(a) and 1(b) are each allowed nominations totaling 24% of the board of directors. The Company currently has a board of directors comprised of ten directors, which would total 2.4 nominations for the qualifying parties under each of Sections 1(a) and 1(b) separately and 4.8 nominations combined under Sections 1(a) and 1(b). The Proposal contains no provision describing whether such a limit will require rounding up or rounding down to the nearest whole director. Accordingly, neither the board of directors in seeking to implement nor a shareholder in voting on, the Proposal will be able to discern the number of, or limitations on, nominees allowed to be included in the Company's proxy statement. The need for such a procedure is apparent from the Instruction to paragraph (d)(1) of former Rule 14a-11.

- The Proposal is Unworkable Because It Would, If Implemented, Impose an Unprecedented and Untoward Obligation on the Company to Provide, in Its Proxy Statements or Special Meeting Notice to Elect Directors, Advice to Its Shareholders on All Legal Requirements For Nominators and Nominees Under Federal Law, State Law and The Company's Governing Documents. If the Proposal were to be implemented, Section 6 thereof would require the Company to include, in its proxy statement or special meeting notice to elect directors, a full explanation of all legal requirements for nominators and nominees under federal law, state law and the Company's governing documents. Such an explanation would constitute advice on compliance by third parties with their own obligations to comply with federal and state law and the Company's governing documents. The Adopting Release did not create such an obligation as part its framework for private-ordering of shareholder access. We are also not aware of any other area of the federal securities laws or Missouri corporate law that would impose such an obligation or any similar obligation. This task would be unworkable and inappropriate because the Company would have to determine the laws which are applicable to third parties without knowing the relevant facts to make such determinations. Shareholders and their nominees should engage their own legal counsel to gather the relevant facts, advise them on the laws applicable to those facts and assist them to assure compliance with applicable laws. The Company and the other shareholders should not be forced to incur the time, burden and expense of providing such advice to those select shareholders who want to nominate their own nominees.

  We also note that an explanation of the types of laws that are typically relevant in this context that would be required, if the Proposal were to be implemented, would be very lengthy, complex and necessarily qualified in their application. Such turgid disclosure would be inconsistent with the Commission's goal of having registrants create disclosure documents that are readable and do not bury shareholders with disclosure that obscures material information.

  The Company could be exposed to potential liability to nominators or their nominees if the legal advice that was provided turns out in hindsight not to be sufficiently complete or targeted to the nominators' or nominees' facts. There would be no safe harbor from liability arising from such advice as there is under

Rule 14a-18 for disclosure included in a registrant's proxy statement based on a Schedule 14N filed by a nominating shareholder or shareholder groups.

In view of the foregoing, the Proposal is clearly unrealistic and unworkable in seeking to impose such an obligation if it were to be implemented.

- The Proposal is Also Unworkable Because it Would Impose an Obligation on the Company to Provide Instructions for Nominating Under These Provisions. In addition to requiring the Company to describe requirements under federal and state law and the Company's governing documents, the Proposal would require the Company to include instructions, in its proxy statement or special notice of meeting at which directors are elected, which are apparently intended to describe each of the steps necessary to make an effective nomination. We believe that such instructions would involve making decisions on substantive standards and filling gaps needed to make the Proposal workable and unambiguous which, as noted above, it currently is not.

  It is the Proponent's obligation to come up with a proposal that is workable and sufficiently clear and complete so that the Company can understand what it needs to do to implement it and so that shareholders understand what they are approving. By way of illustration, registrants are required to include in their proxy statements the date by which shareholder proposals must be received in order to be eligible for inclusion in the proxy statement for their next annual meeting. However, registrants are not required to provide an explanation of the requirements of Rule 14a-8, the Commission's interpretations of that rule, and how a proposal should be prepared to be in compliance with it.

- The Proposal is Vague and Indefinite Because the Company and the Shareholders Are Not Able to Determine with Any Reasonably Certainty Exactly What Actions or Measures the Proposal Requires in Regard to Amending its Governing Documents. Section 20 of the Company's bylaws provides, among other things, that:

  > Nominations of directors may be made only by shareholders who are shareholders of record both at the time of giving notice of the nomination for the meeting and at the time of the meeting and are entitled to vote at the meeting;
  >
  > In addition to the nominee providing specified disclosure required by Section 20(c)(i), the nominee must execute a written statement acknowledging that, as a director of the corporation, the nominee will owe a fiduciary duty under Missouri law with respect to the corporation and its shareholders and give his consent to be named in the proxy statement and to serving as a director if elected or re-reelected, as the case may be;

> The nominee must also agree not to enter into any commitments as to how he will act or vote in any on any issue or question if elected as a director; and
>
> Under paragraph (d) of the Section 20, the information required by Section 20 and the nomination must be received by the corporation at its principal executive offices at the time set forth and in accordance with Section 4(b) (*i.e.*, not later than the 90th day or earlier than the 120th day before the one-year anniversary of the date of the annual meeting in the previous year).

Section 20(e) of the Company's bylaws state that "[w]ithout exception, no person shall be eligible for election or re-election as a director of the corporation at an annual meeting of shareholders unless nominated in accordance with the provisions set forth in this section 20." Section 20(a) contains language to the same effect.

The Proposal is inconsistent with Section 20 of the bylaws in that (i) it does not limit the right to nominate to shareholders of record, (ii) it does not limit the right to nominate to persons continuing to be shareholders of record through the date of the meeting and that they be entitled to vote at the meeting, (iii) it would not require the nominee to provide the disclosure or to provide the agreements or commitments contemplated by Section 20(c)(i) and (iv) it does not require the advance notice of nominations in accordance with Section 20(a).

It is unclear whether the Proponent expects the Company to amend the bylaws to avoid these inconsistencies. As a result, the Proposal is so vague an indefinite that (a) the Company's shareholders would be confused regarding the ramifications of voting for or against the Proposal and (b) the Company could not determine with any reasonable certainty how to implement if it were to be approved by the shareholders.

The Staff has permitted exclusion of proposals which would introduce inconsistencies into the bylaws of a company. *See, e.g., Staples, Inc.* (avail. May 13, 2012) (omitting a proposal regarding inclusion of a bylaw that would require shareholder nominees to be included in the registrant's proxy statement because it conflicted, unless approved by the board of directors, with an existing bylaw that denied that right); *Bank Mutual Corp.* (available Jan. 11, 2005) (omitting a proposal to add to the bylaws of the company text which stated "[t]hat a mandatory retirement age be established for all directors upon attaining the age of 72 years, to be effective with the passage of the proposal" because, in addition to being vague as to how the proposal would be implemented, the language in the proposal conflicted with a provision of the bylaws stating that a director can only be removed without cause upon a two-thirds stockholder vote).

The Staff has also consistently permitted exclusion of proposals that are capable of multiple, differing interpretations. *See, e.g., Philadelphia Electric Co.* (avail. July 30, 1992) (omitting a shareholder proposal because it was subject to at least three different interpretations and was so inherently vague and indefinite that neither the shareholders nor the Company were able to determine with any reasonable certainty exactly what actions or measures the proposal required); *Exxon Corp.* (January 29, 1992) (excluding a proposal restricting individuals who can be elected to the board of directors because undefined and inconsistent phrases are subject to differing interpretations both by shareholders voting on the proposal and the company's board in implementing the proposal, if adopted); *Motorola, Inc.* (avail. Jan. 12, 2011) (excluding a proposal regarding retention of equity compensation payments by executives because of vague and indefinite terms which were subject to multiple interpretations). The Company believes that if the Proposal is not excluded pursuant to this request, a stockholder voting on this matter will not know what he or she is voting for because it is not clear how the Company, or the courts if the matter is ever adjudicated, will interpret the interplay of the above-cited provisions. This makes the proposal impermissibly misleading and therefore excludable pursuant to Rule 14a-8(i)(3).

Based on the foregoing, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

**2. The Proposal May Be Excluded Under Rules 14a-8(i)(2) and 14a-8(i)(1) Because the Proposal Would, If Implemented, Cause the Company to Violate Missouri Law and the Proposal Is Not a Proper Subject for Action by the Company Shareholders Under Missouri Law.**

Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy materials where it would, "if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(1) permits an issuer to exclude a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

The Company is incorporated under the laws of the State of Missouri. We have acted as special counsel to the Company on matters of Missouri law. For the reasons set forth below, it is our opinion that the Proposal would, if implemented, cause the Company to violate the laws of the State of Missouri and that the Proposal is not a proper subject for action by the Company's shareholders under the laws of the State of Missouri.

**A. The Proposal Would, If Implemented, Cause the Company to Violate Missouri Law.**

The Proposal asks the Company's board of directors to amend the Company's "governing documents" in a manner that violates Missouri law. As discussed below, the provisions contemplated by the Proposal may not be validly included in either the Company's bylaws or articles of incorporation. For these reasons, the Proposal, if implemented, would cause the Company to violate Missouri law.

The Staff has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(2) that request the adoption of a bylaw or charter provision that, if implemented, would violate state law. *See, e.g., Monsanto Co.* (avail. Nov. 7, 2008) (shareholder-proposed bylaw amendment establishing oath of allegiance to U.S. Constitution would be "unreasonable" constraint on director selection process and would thus violate Delaware law); *Raytheon Co.* (avail. Mar. 28, 2008) (a company's adoption of cumulative voting must be included in its charter and approved by shareholders, and a proposal that the board unilaterally adopt cumulative voting without shareholder vote thus would violate Delaware law); *The Boeing Co.* (avail. Feb. 19, 2008) (similar proposal seeking unilateral board action eliminating restrictions on shareholder actions by written consent violates Delaware law); and *General Motors Corp.* (avail. Apr. 19, 2007) (proposed bylaw amendment requiring each company director to oversee, evaluate and advise certain functional company groups violates Section 141(a) of the Delaware General Corporation Law (the "DGCL"), which provides that all directors have the same oversight duties unless otherwise provided in the company's certificate of incorporation).

We note that the first sentence of the resolution presented in the Proposal includes a "savings clause," which asks the Company's board of directors, "to the fullest extent permitted by law," to amend the Company's "governing documents" to implement the Proposal. As discussed below, there is no extent to which amendments including all of the specific provisions enumerated by the Proposal would be permitted under Missouri law. If the "savings clause" were deemed to relate to and qualify the specific provisions enumerated by the Proposal, the language would render such provisions indeterminate. If the Proponent were permitted to qualify the Proposal with the entire corpus of Missouri law, shareholders would have no way of knowing what, consistent with Missouri law, would remain of the Proposal on which they are being asked to vote. Taken to its logical conclusion, this approach could be used to rescue any proposal from conflicts of Missouri law, no matter how extreme the legal defects. In light of these difficulties, we have concluded that the "savings clause" relates to and qualifies the specific language requesting the Company's board to amend the Company's governing documents, rather than relating to or qualifying the seven specific provisions enumerated by the Proposal.

**i. The Provisions Contemplated by the Proposal May Not Be Validly Included in the Company's Bylaws.**

The Proposal states that it will be implemented by amendment to the Company's governing documents. The governing document provisions contemplated by the Proposal, presumably within the Company's articles of incorporation or bylaws, would violate Missouri law by effectively eliminating or restricting the fiduciary duty of loyalty of the Company's board of directors. In that respect, such provisions would violate Missouri law and could not be validly implemented through the Company's bylaws. Pursuant to Section 351.290 of the The General and Business Corporation Law of Missouri (the "MGBCL"), the bylaws of a Missouri corporation "may contain any provisions for the regulation and management of the affairs of the corporation *not inconsistent with law* or the articles of incorporation" (emphasis added).

The Proposal could not be implemented through the Company's bylaws because it would restrict the board of director's managerial power in a manner that would cause the board to violate their fiduciary duties, which the Company's articles of incorporation do not allow and which is inconsistent with the legal duties of directors under Missouri law. [1]

Furthermore, under Section 351.310 of the MGBCL, the directors of a Missouri corporation are vested with the power and authority to control and to manage the business and affairs of the corporation. Section 351.310 provides, in relevant part, that "[t]he property and business of a corporation shall be controlled and managed by or under the direction of a board of directors."

We are not aware of any Missouri court that has analyzed the extent to which a board's management powers provided under Section 351.310 may be circumscribed by a corporation's bylaws adopted by shareholders pursuant to Section 351.290. In situations where there is no relevant Missouri case law on point, Missouri courts will use relevant decisions from other state courts to support their own reasoning and conclusions. *See Swope v. Siegel-Roberts, Inc.*, 74 F.Supp.2d 876, 916 (E.D. Mo. 1999); *Torchmark Corp v. Bixby*, 708 F. Supp. 1070, 1079-83 (W.D. Mo. 1988) (analyzing defendant Missouri insurance corporation's director fiduciary duties according to Delaware case law).

Delaware courts have addressed this issue in interpreting corresponding provisions of Sections 141(a) and 109(b) of the DGCL, which are substantively similar to Sections 351.310 and 351.290 of the MGBCL. In the absence of direct binding authority on the issue of limiting board authority through bylaws, we are of the opinion that Missouri courts would find Delaware law persuasive on the issue of Section 351.310 powers because of the similar and expansive interpretation of board powers and authority in both Missouri and Delaware.

The Delaware Supreme Court has analyzed the legal effect of a similar shareholder proposal on board powers and authority. In *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 234-35 (Del. 2008), the Delaware Supreme Court examined a proposed shareholder proposal bylaw provision relating to the reimbursement of

[1] For a discussion of the violation of Missouri law by provisions that effectively eliminate or restrict the fiduciary duty of loyalty of a corporation's board of directors, see Part 2.A.ii of this letter.

election expenses to shareholders to determine two issues: (i) if the bylaw was a proper subject matter for action by shareholders as a matter of Delaware law; and (ii) would the bylaw, if adopted, cause the corporation to violate Delaware law.

In addressing the first issue, the *CA* Court attempted to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," and indicated that while reasonable bylaws governing procedural aspects of the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making are not. The *CA* Court stated:

> It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of the bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." *Id.* at 234-35 (footnotes omitted).

Missouri courts analyze board discretion with a similar degree of integrity. "The function of the board of directors is to exercise judgment and discretion." *Saigh v. Busch*, 396 S.W.2d 9, 12 (Mo. Ct. App. 1965) ("[N]o individual stockholder has the authority to take over the duties of corporate management."). Additionally, "[t]he management and control of the corporation being vested by statute in the board of directors, . . . [their action] in regard to the affairs of the corporation is controlling and exclusive and the stockholders cannot control the directors in the exercise of the judgment vested in them by statute. *Id.* (noting the discretion and management or control of the board as a "fundamental principle of [Missouri] statutory corporation law for many years").

Analyzed under the standards set forth above, the bylaw provisions contemplated by the Proposal clearly go well beyond governing procedural aspects of the board's decision-making process and, instead, remove certain substantive business decisions from the board's statutorily-granted powers to manage the business and property of the Company. The Proposal mandates that the Company's board of directors include shareholders' director nominees and their supporting statements in the Company's proxy materials and which shareholder nominees are to be given priority in the case of excessive nominations. Each of the foregoing mandates involves substantive board decisions and removes such decisions from the board's discretion.

Because the bylaw provisions contemplated by the Proposal (i) would cause the board to violate its fiduciary duties and (ii) would govern more than procedural aspects of the board's decision-making process, such bylaw provisions would be invalid under the MGBCL.

**ii. The Provisions Contemplated by the Proposal May Not Be Validly Included in the Company's Articles of Incorporation.**

Amending the articles of incorporation (or bylaws) to implement the Proposal would effectively eliminate or restrict the fiduciary duty of loyalty of the Company's board of directors in violation of Missouri law. Accordingly, the Proposal may not be implemented through the Company's articles of incorporation (or, as discussed above, the bylaws).

Section 351.055.2(4) of the MGBCL provides that a corporation's articles of incorporation may contain "[a]ny other provisions, *not inconsistent with law.*" (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the articles of incorporation is not without limitation. Section 351.055.2(4) expressly prohibits the articles of incorporation from containing any provision contrary to Missouri law. No Missouri court has considered whether a provision contained in the articles of incorporation is contrary to the laws of Missouri. However, as noted above, Missouri courts will consider as persuasive relevant decisions from other courts.

Delaware courts have interpreted Section 102(b)(1) of the DGCL, which is substantively similar to Section 351.055.2(4) of the MGBCL, and have held that any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to the Delaware law would be invalid. *See Lions Gate Entm't Corp. v. Image Entm't Inc.*, 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006). In *Sterling v. Mayflower Hotel Corp.*, 93 A.2d 107, 118 (Del. 1952), the Court held that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the [DGCL] itself."

The Court in *Loew's Theatres, Inc. v. Commercial Credit Co.*, 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in *Jones Apparel Group, Inc. v. Maxwell Shoe Co.*, 883 A.2d 837, 849 (Del. Ch. 2004) indicated that provisions in the bylaws and certificate of incorporation cannot remove "fundamental inalienable board power."

While the Court in *Jones Apparel* recognized that certain provisions for the regulation of internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of a corporation's certificate of incorporation and bylaws, it indicated that other powers vested in the board – particularly those touching upon the directors' discharge of their fiduciary duties – are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. *Id.* at 852.

The holding in *Jones Apparel* is consistent with the well accepted principle of corporate law that there are mandated limitations on private ordering (*i.e.*, rights that are not capable of modification by agreement or provision in a corporation's charter or bylaws). The mandated limitations are either imposed by statute or, as discussed above, by state public policy. The Commission has previously acknowledged this fact in the Adopting Release, noting "[t]here is nothing novel about mandated limitations on private ordering in corporate governance," and that "[r]ights, including shareholder rights, are artifacts of law, and in the realm of corporate governance some rights cannot be bargained away but rather are imposed by statute." With respect to director fiduciary duties, these mandated limitations include a prohibition against restricting or eliminating a director's duty of loyalty to a corporation and its shareholders.

Mandated limitations prohibiting the restriction or elimination of a director's duty of loyalty are supported by exculpatory clauses in state corporate statutes that permit exculpation of directors for certain breaches of their fiduciary duties. Section 351.055.2(3) of the MGBCL contains such an exculpatory clause and provides that the articles of incorporation may include a provision eliminating or limiting personal liability of a director to the corporation or its shareholders for monetary damages for breach of a fiduciary duty, provided that such provision shall not eliminate or limit the liability of a director for "any breach of the director's duty of loyalty to the corporation or its shareholders." Section 351.055.2(3) is substantively identical to Section 102(b)(7) of the DGCL in this regard.

Similar to other corresponding state corporate exculpation statutes, Section 351.055 of the MGBCL and Section 102(b)(7) of the DGCL do not expressly prohibit the restriction or elimination of a director's duty of loyalty, rather the negative implication of those provisions and other corresponding state statutes is that a provision in a corporation's charter that purports to exculpate directors for breaches of the duty of loyalty would be invalid and unenforceable. *See Siegman v. Tri-Star Pictures, Inc.*, No. 9477, 1989 WL 48746, at *7-8 (Del. Ch. May 30, 1989). As a result, most scholars consider the directors' duty of loyalty to be a mandatory feature of Delaware corporation law. *See* Welch, Edward and Saunders, Robert, *Freedom and its Limits in the Delaware General Corporation Law*, 33 Del. J. Corp. L. 845, 859 (2008); *see also* Melvin Aron Eisenberg, *The Structure of Corporation Law*, 89 Colum. L. Rev. 1461, 1481 (1989); Jeffrey N. Gordon, *The Mandatory Structure of Corporate Law*, 89 Colum. L. Rev. 1549, 1554 (1989). The Commission previously acknowledged the mandatory nature of the directors' duty of loyalty in the Adopting Release. In the Adopting Release, the Commission provides a number of examples of mandatory limitations, including citing the Delaware Chancery Court's decision in *Siegman*, 1989 WL 48746, relating to the mandatory nature of the directors' duty of loyalty. *Id.* at n. 48.

Although Missouri does not necessarily partition recognized fiduciary duties into categories like Delaware, Missouri courts do recognize paramount duties on the part of directors to act as fiduciaries. *See Gieselmann v. Stegeman*, 443 S.W.2d 127, 136 (Mo. 1969) ("A director of a corporation occupies a position of the highest trust and confidence and the utmost good faith is required of him in the exercise of the powers conferred upon him."). Courts interpreting Missouri law have looked to Delaware law to consider whether Missouri corporate directors have breached their fiduciary duties. *See Torchmark v. Bixby*, 708 F. Supp 1070, 1081-82 (W.D. Mo. 1988) (analyzing the fiduciary duties of the directors of a Missouri insurance corporation under Delaware case law). Although we are not aware of a Missouri case that considers the extent to which articles of incorporation can abdicate directors' fiduciary duties, Delaware has analyzed the effect of attempts generally seeking to limit board fiduciary duties. "[T]he internal governance contract – which here takes the form of a bylaw – is one that would prevent the directors from exercising their full managerial powers in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate." *CA*, 953 A.2d at 238-239 (explaining that "[t]his Court has previously invalidated contracts that would require a board to act or not to act in such a fashion that would limit the exercise of their fiduciary duties").

The Proposal, if adopted, would deprive the Company's board of directors of the power and discretion to determine whether the inclusion of a particular shareholder director nominee (and accompanying supporting statement) in the Company's proxy statement (and expending the Company's funds and resources in connection therewith) is, or is not, in the best interests of the Company and all of its shareholders.

In fact, it is easy to foresee many possible scenarios where the Proposal would improperly compel the Company's board of directors to breach its fiduciary duty. *See CA*, 953 A.2d at 238 (considering "any possible circumstance under which a board of directors might be required to act"). Under at least one such hypothetical, the board of directors would breach their fiduciary duties if they complied with the Bylaw."). In fact, the *CA* Court provided examples of such scenarios in its decision regarding the validity of the shareholder reimbursement bylaw, which are equally applicable to the bylaw contemplated by the Proposal. As the *CA* Court stated, such a scenario could arise "in a situation where the proxy contest is motivated by personal or petty concerns, or to promote interests that do not further, or are adverse to, those of the corporation," or "if a shareholder group affiliated with a competitor of the company were to cause the election of a minority slate of candidates committed to using their director positions to obtain, and then communicate, valuable proprietary strategic or product information to the competitor." *Id.* at 240. The foregoing circumstances could each arise under the bylaw provisions contemplated by the Proposal and, in the absence of a fiduciary out clause, the Company's board of directors could be compelled to breach their fiduciary duty.

The Staff has cited concerns similar to and expanding on the concerns of the *CA* Court when speaking on the implementation of mandatory proxy access. For example, Commissioner Kathleen L. Casey noted in a speech that a troubling trend was emerging of empowering "activist, largely institutional, investors" who do "not necessarily represent the interests of all shareholders." Statement at Open Meeting to Adopt Amendments Regarding Facilitating Shareholder Director Nominations (Aug. 25, 2010). Casey pointed to motivations for proxy contests possibly being to obtain leverage as opposed to maximizing shareholder value. *Id.* Similarly, Commissioner Troy A. Paredes in his speech pointed to a concern of "so-called 'special interest' directors" that seek to leverage self-interested demands or have interests generally "at odds with the best interest of the shareholders." Statement at Open Meeting to Adopt Amendments Regarding Facilitating Shareholder Director Nominations (Aug. 25, 2010).

In response to the *CA* case, the Delaware legislature added Sections 112 and 113 to the DGCL specifically authorizing the bylaws of Delaware corporations to include provisions related to proxy access and shareholder reimbursement for proxy contest expenses. We are aware that the Missouri legislature frequently revises the MGBCL in response to legislative and judicial developments in Delaware corporate law. As such, we think that it is significant that in the three years since the Delaware legislature enacted DGCL Sections 112 and 113 the Missouri legislature has elected not to enact similar provisions.

The Proposal would, if implemented, mandate that the Company's board of directors include shareholders' director nominees in the Company's proxy materials. We note that unlike Former Rule 14a-11 and other recent shareholder proposals, the Proposal would not allow the board of directors to exclude a nominee where the "nominating shareholder (or where there is a nominating shareholder group, each member of the nominating shareholder group) is holding any of the registrant's securities with the purpose, or with the effect, of changing control of the registrant or to gain a number of seats on the board of directors that exceeds the maximum number of nominees that the registrant could be required to include under the proxy access rules. Although the Proposal would limit a nominating shareholder from using multiple categories in the Proposal to obtain board seats, the nominating shareholder could have the intent to change control and/or be participating in another simultaneous solicitation outside of the Company's proxy statement.

In such a situation, the Company's board of directors would be precluded from exercising their fiduciary duty of loyalty. Both Missouri and Delaware corporate law require the board of directors in the exercise of their fiduciary duties to oppose any attempt to take-over control of a corporation that they believe is not in the best interests of the corporation and its shareholders. See *CA v. AFSME*, 953 A.2d 227, 240; *Gilbert v. The El Paso Co.*, 1990 Fed. Sec. L. Rep. (CCH) ¶ 95,303 (Del. May 16, 1990); *Torchmark v. Bixby*, 708 F. Supp 1070, 1082 (W.D. Mo. 1988). In fact, the Proposal arguably impinges on the fiduciary duties of the directors much more significantly than the CA bylaw that was invalidated by the Delaware Supreme Court. The Delaware Supreme Court held that the CA bylaw was invalid because it some situations the board could be required to reimburse a contestant for expenses in a "proxy contest . . .

motivated by personal or petty concerns, or to promote interests that do not further, or are adverse to, those of the corporation". *CA*, at 239. In contrast, the Proposal could require the board of directors to actively assist the contestant in a proxy contest for control of the Company that the board of directors had determined was not in the best interests of the Company, a situation much more serious than those contemplated by the Delaware Supreme Court in *CA*. Therefore, including the provisions of the Proposal in the Company's articles of incorporation would effectively eliminate the board's fiduciary duties of loyalty and good faith in the actions mandated by the Proposal in violation of Section 351.055.2(3) of the MGBCL similar to the *Siegman* Court's analysis with respect to Section 102(b)(7) of the DGCL. The *Siegman* Court noted "at least one scenario" under which the charter provision in question in that case could plausibly eliminate or limit the liability the board's fiduciary duties of loyalty the result of which would violate Section 102(b)(7) of the DGCL. *See* 1989 WL 48746, at *8. The Proposal, if implemented, introduces a multitude of scenarios under which the Company's board of directors would be unable to exercise their fiduciary duty of loyalty in violation of Section 351.055.2(3) of the MGBCL, particularly in the context of a proxy contest in which the nominating shareholder was attempting to use the proxy access mechanism sought in the Proposal to acquire or influence control of the Company.

Due to the strong Missouri public policy in support of a director's fiduciary duty of loyalty discussed above, we are of the opinion that a Missouri court would concur with the foregoing authority and find that a director's duty of loyalty is a mandatory feature of Missouri corporation law. Therefore, we are of the opinion that implementing the Proposal through the Company's articles of incorporation would effectively eliminate the board's fiduciary duty of loyalty in the actions contemplated by the Proposal and, thus, the provisions would be "contrary to the laws" of Missouri and impermissible under Section 351.055.2(3) of the MGBCL.

In our opinion, due to the reasons discussed above, the provisions for inclusion in the Company's articles of incorporation as contemplated by the Proposal would, if adopted, cause the Company to violate Missouri law.

**B. The Proposal Is Not a Proper Subject for Action by the Company Shareholders Under Missouri Law.**

Rule 14a-8(i)(1) permits an issuer to exclude a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal asks the Company's board of directors to amend the Company's "governing documents" in a manner that violates Missouri law. The Proposal is therefore an improper subject for shareholder action under Missouri law. Specifically, the Proposal is an improper subject matter for shareholder action under Missouri law because: (i) under Missouri law, a corporation's board of directors may not unilaterally amend a corporation's articles of incorporation; and (ii) under Missouri law, a bylaw provision may not go beyond governing procedural aspects of the board's decision-making process removing certain substantive business decisions from the board's statutorily-granted powers.

Under Missouri law, amendments to a corporation's articles of incorporation must occur in accordance with Section 351.090 of the MGBCL. That section requires that amendments after a corporation has received payment for its shares first be submitted by the board to the shareholders for approval. *See* Section 351.090.2 of the MGBCL. Accordingly, under Missouri law, a corporation's board of directors may not unilaterally amend a corporation's articles of incorporation as contemplated by the Proposal. The Staff has previously expressed that a proposal requesting a corporation's board to unilaterally amend the corporation's charter, rather than requesting the board to "take the steps reasonably necessary" to amend the charter, may be excludable in reliance on Rule 14a-8(i)(1), Rule 14a-8(i)(2) or Rule 14a-8(i)(6). *See* Division of Corporate Finance Staff Legal Bulletin No. 14D (Nov. 7, 2008).

Furthermore, even if the Proposal were written in a manner that complied with the staff's prior guidance, the Proposal would still not be a proper subject for action by shareholders in Missouri because, as discussed above, the Proposal would violate Missouri law and shareholders do not have the power to adopt amendments to the articles of incorporation that are inconsistent with Missouri law.

As discussed under Part 2.A.i. above, under Missouri law, a bylaw provision that goes beyond governing procedural aspects of the board's decision-making process and removes certain substantive business decisions from the board's statutorily-granted and mandatory powers would not be a valid bylaw under Missouri law and therefore is not a proper subject matter for shareholders.

The Proponent's Proposal is precatory, and we recognize that such proposals, *i.e.*, those that only recommend (but do not require) director action, are not necessarily excludable pursuant to Rule 14a-8(I)(1) where the same proposal would be excluded if presented as a binding proposal. Division of Corporate Finance Staff Legal Bulletin No. 14 (2001). However, the Proposal is not a proper subject for shareholder action even though it is cast in precatory terms. Using a precatory format will save a proposal from exclusion on this basis only if the action that the proposal recommends that the directors take is in fact a proper matter for director action. Because the Proposal would, if implemented, cause the Company to violate Missouri law, it is not a proper matter for director action and should be excluded pursuant to Rule 14a-8(i)(1). *See, e.g., Pennzoil Corp.*, (avail. Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding pursuant to Rule 14a-8(i)(1) a precatory proposal that asked directors to adopt a bylaw that could be amended only by the shareholders because under Delaware law "there is a substantial question as to whether ... the directors may adopt a by-law provision that specifies that it may be amended only by shareholders"). As a result, the Proposal is excludable pursuant to Rule 14a-8(i)(1).

**3. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.**

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." It is beyond the power of the Company to implement the Proposal for the following reasons, each of which is discussed in greater detail in other sections of this letter. First, the Proposal is so vague and misleading that the Company would lack the practical authority to implement the Proposal. Second, implementation of the Proposal would cause the Company to violate Missouri law.

As discussed above, the Proposal is properly excludable pursuant to Rule 14a-8(i)(6) because, as described above, provisions of the Proposal are so vague and indefinite that the Company "would lack the power or authority to implement" them. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992); *see Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). Because the Proposal is so vague and indefinite in its application and outcome, the Company would be unable to determine what action should be taken to implement it.

In addition, the Proposal cannot be implemented without violating Missouri law, either by requiring provisions in the articles of incorporation and/or the bylaws of the Company. The Staff has, on several occasions, granted relief under Rule 14a-8(i)(6) where the company lacks the power to implement a proposal because the proposal seeks action contrary to state law. *See Raytheon Co.* (avail. Mar. 28, 2008) (proposal regarding shareholder action by written consent violates state law and thus the company lacks the power to implement); *Northrop Grumman Corp.* (avail. Mar. 10, 2008) (amendment of company's governing documents to eliminate restrictions on shareholders' right to call a special meeting violates state law and the company thus lacks the power to implement); and *The Boeing Co.* (avail. Feb. 19, 2008) (proposal seeking unilateral board action eliminating restrictions on shareholder actions by written consent violates Delaware law and the company thus lacks the power to implement). Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2), the Company lacks the power and authority to implement the Proposal.

Based on the foregoing, the Company lacks both the legal and practical authority to implement the Proposal, and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (816) 691-3188.

Sincerely,



John A. Granda

Enclosures

cc: John Chevedden
Scott W. Andreasen, Vice President and Secretary – H&R Block, Inc.

Exhibit A

*(See attached.)*

Kenneth Steiner

***FISMA & OMB Memorandum M-07-16***

Mr. Robert A. Gerard
Chairman of the Board
H&R Block Inc. (HRB)
One H&R Block Way
Kansas City, MO 64105
PH: (816) 854-3000
FX: (816) 753-5346
FX: 816-854-8060

REVISED APRIL 20, 2012

Dear Mr. Gerard,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

***FISMA & OMB Memorandum M-07-16***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

11-4-2011
Date

cc: Andrew J. Somora <andrew.somora@hrblock.com>
Corporate Secretary
Derek Drysdale <derek.drysdale@hrblock.com>
Director - Investor Relations
FX: 816-802-1043, -1065

[HRB: Rule 14a-8 Proposal, March 30, 2012, revised by request April 20, 2012]

**4* – Proxy Access**

WHEREAS, The Corporate Library, an independent investment research firm, rated our company "High Concern" in executive pay. Our new CEO William Cobb's 2012 long-term incentive pay of $4.5 million consisted of 690,000 market-priced stock options, 56,000 time-based restricted stock awards, and 77,000 performance shares. In fact, performance shares were based on performance measured over three separate annual performance periods. One-year performance periods are the antithesis of long-term incentive pay. Combined with the tax gross-ups for numerous perquisites, these facts suggested that executive pay practices were not aligned with shareholder interest.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

b. Any party of shareowners of whom 50 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible. If necessary, preference among 1(a) nominators will be shown to those holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those with the greatest number who have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Please encourage our board to adopt this proposal 4*.

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

(*See attached.*)

Kenneth Steiner

***FISMA & OMB Memorandum M-07-16***

Mr. Robert A. Gerard
Chairman of the Board
H&R Block Inc. (HRB)
One H&R Block Way
Kansas City, MO 64105
PH: (816) 854-3000
FX: (816) 753-5346
FX: 816-854-8060

Dear Mr. Gerard,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ) at: to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

11-4-2011
Date

cc: Andrew J. Somora <andrew.somora@hrblock.com>
Corporate Secretary
Derek Drysdale <derek.drysdale@hrblock.com>
Director - Investor Relations
FX: 816-802-1043

[HRB: Rule 14a-8 Proposal, March 30, 2012]
**4* – Proxy Access**

WHEREAS, The Corporate Library, an independent investment research firm, rated our company "High Concern" in executive pay. Our new CEO William Cobb's 2012 long-term incentive pay of $4.5 million consisted of 690,000 market-priced stock options, 56,000 time-based restricted stock awards, and 77,000 performance shares. In fact, performance shares were based on performance measured over three separate annual performance periods. One-year performance periods are the antithesis of long-term incentive pay. Combined with the tax gross-ups for numerous perquisites, these facts suggested that executive pay practices were not aligned with shareholder interest.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

b. Any party of shareowners of whom 50 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible. If necessary, preference among 1(a) nominators will be shown to those holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those with the greatest number who have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

5. All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Please encourage our board to adopt this proposal 4*.

---

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

**From:** Andreasen, Scott W [scott.andreasen@hrblock.com]
**Sent:** Friday, April 06, 2012 3:58 PM
**To:** ***FISMA & OMB Memorandum M-07-16***
**Subject:** Response to Shareholder Proposal Received March 30, 2012
**Attachments:** 20120406153400923.pdf

Mr. Chevedden:

Attached please find H&R Block, Inc.'s response to the shareholder proposal we received from Kenneth Steiner on March 30, 2012, which will also be delivered to you tomorrow via UPS delivery. Please acknowledge your receipt of the attached letter. Thank you.

Best regards,

**Scott W. Andreasen | Vice President and Secretary**
H&R Block, Inc. | One H&R Block Way | Kansas City, MO 64105
office: (816) 854-3758 | fax: (816) 802-1043 | scott.andreasen@hrblock.com



**H&R BLOCK®**

Scott W. Andreasen
Vice President and Secretary

April 6, 2012

VIA OVERNIGHT DELIVERY AND ELECTRONIC MAIL

John Chevedden

***FISMA & OMB Memorandum M-07-16***

Re: Shareholder Proposal Received March 30, 2011

Mr. Chevedden:

On March 30, 2012, we received notice from Kenneth Steiner of his intent to submit a shareholder proposal for inclusion in the proxy materials of H&R Block, Inc. ("the Company") for the Company's 2012 annual meeting of shareholders. The notice includes a shareholder proposal that would allow shareholders to include their board nominees in the Company's proxy materials (the "Proxy Access Proposal"). As described below, we also believe the notice includes an additional proposal relating to board governance matters (the "Governance Proposal"). The Proxy Access Proposal, the Governance Proposal and the supporting statement are referred to collectively herein as the "Submission." Mr. Steiner named you as his proxy to act on his behalf regarding the Submission, and requested that we direct all future correspondence to your attention.

The purpose of this letter is to inform you that the Submission does not comply with the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). I have included a copy of Rule 14a-8 for your reference.

First, the Submission exceeds the 500 word limit set forth in Rule 14a-8(d), which states as follows: "The proposal, including any accompanying supporting statement, may not exceed 500 words." Based on our calculation, the Submission exceeds 500 words. Our calculation is based on applicable precedent of the staff of the SEC's Division of Corporate Finance (the "SEC Staff"), and begins with, and includes, the title "Proxy Access" and ends with, and includes, "Please encourage our board to adopt this proposal 4*". For the Submission to be considered for inclusion in the Company's proxy

One H&R Block Way Kansas City, MO 64105
Tel 816.854.3758 Fax 816.802.1043
scott.andreasen@hrblock.com www.hrblock.com

materials, Mr. Steiner, or you acting as Mr. Steiner's proxy, must reduce the Submission to 500 words or less.

Second, Mr. Steiner has not complied with the eligibility requirements set forth in Rule 14a-8(b) of the Exchange Act. Rule 14a-8(b) requires proponents to demonstrate at the time they submit a proposal that they are eligible to submit a shareholder proposal under Rule 14a-8(b). A search of the Company's records could not confirm that Mr. Steiner is a registered holder of Company securities entitled to vote on the proposal. We were also unable to verify whether Mr. Steiner's holdings meet the requirements set forth in Rule 14a-8(b)(1) because he failed to provide proof that he has continuously owned at least $2,000 dollars in market value, or 1%, of Company securities entitled to vote on the proposal for at least one year from the date he submitted the Submission. Moreover, we have not received a written statement from the "record" holder of Mr. Steiner's securities verifying that, at the time he submitted the Submission, he continuously held the securities for at least one year.

To remedy this defect, Mr. Steiner, or you acting as Mr. Steiner's proxy, must submit sufficient proof of ownership of Company securities by Mr. Steiner. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

1. a written statement from the "record" holder of the securities (usually a broker or a bank that is a DTC participant) verifying that, as of the date the Submission was submitted, Mr. Steiner continuously held the requisite number of Company securities for at least one year; or

2. if Mr. Steiner has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Mr. Steiner's ownership of the requisite number of Company securities as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of Company securities for the one-year period.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the securities, the SEC Staff recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are DTC participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which Mr. Steiner's securities are held. If you are not certain whether Mr. Steiner's broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank that holds Mr. Steiner's securities is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which Mr. Steiner's

One H&R Block Way Kansas City MO 64105
Tel 816 854 3758 Fax 816 802 1043 scott.andreasen@hrblock.com www.hrblock.com

securities are held. If the DTC participant knows the holdings of Mr. Steiner's broker or bank, but does not know Mr. Steiner's holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the Submission was submitted, the required amount of securities were continuously held by Mr. Steiner for at least one year – with one statement from Mr. Steiner's broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

Third, the Submission contains more than one shareholder proposal, which violates Rule 14a-8(c) of the Exchange Act. Pursuant to Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Submission contains more than one shareholder proposal. Specifically, the Proxy Access Proposal relates to allowing shareholders to include their board nominees in the Company's proxy materials. We believe that a separate Governance Proposal is represented by the first two sentences of paragraph number "5" in the resolution, which relate to board governance matters. Mr. Steiner can correct this procedural deficiency by indicating which proposal he would like to submit and which proposal he would like to withdraw.

Pursuant to Rule 14a-8(f), if Mr. Steiner, or you acting as Mr. Steiner's proxy, would like us to consider a proposal for inclusion in the Company's proxy materials for the 2012 annual meeting of shareholders, you must send us a revised Submission that corrects each of the deficiencies noted above. If you mail a response to the address below, it must be postmarked no later than 14 calendar days from the date you receive this letter. If you wish to submit a response electronically, you must submit it to the email address or fax number below within 14 calendar days of your receipt of this letter.

Thank you for your attention to this matter.

Sincerely,



Scott W. Andreasen

Enclosures

cc: Mr. Kenneth Steiner

***FISMA & OMB Memorandum M-07-16***

One H&R Block Way Kansas City MO 64105
Tel 816 854 3758 Fax 816 802 1043 scott.andreasen@hrblock.com www.hrblock.com

## e-CFR Data is current as of April 3, 2012

### Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934



**§ 240.14a-8 Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*

**From:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Friday, April 06, 2012 5:04 PM
**To:** Andreasen, Scott W
**Subject:** Rule 14a-8 Proposal (HRB) tdt

Mr. Andreasen, Attached is the stock ownership letter. Please let me know on Monday whether there is any question.
Sincerely,
John Chevedden
cc: Kenneth Steiner



| Post-it® Fax Note 7671 | Date 4-6-12 | # of pages ▶ |
|---|---|---|
| To Scott Andreesen | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # ***FISMA & OMB Memorandum M-07-16*** | |
| Fax # 716-802-1073 | Fax # | |

April 4, 2012

Kenneth Steiner
***FISMA & OMB Memorandum M-07-16***

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Medtronic (MDT)
Forest Labs (FRX)
H&R Block (HRB)

In the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in ***FISMA & OMB Memorandum M-07-16*** since January 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

| | |
|---|---|
| **From:** | ***FISMA & OMB Memorandum M-07-16*** |
| **Sent:** | Friday, April 20, 2012 11:26 AM |
| **To:** | Andreasen, Scott W |
| **Cc:** | Drysdale, Derek |
| **Subject:** | Rule 14a-8 Proposal (HRB) |
| **Attachments:** | CCE00000.pdf |

Mr. Andreasen,
Please see the attached Rule 14a-8 Proposal revision requested. Although it is not believed necessary, this revision is provided as a special accommodation.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Kenneth Steiner

***FISMA & OMB Memorandum M-07-16***

Mr. Robert A. Gerard
Chairman of the Board
H&R Block Inc. (HRB)
One H&R Block Way
Kansas City, MO 64105
PH: (816) 854-3000
FX: (816) 753-5346
FX: 816-854-8060

REVISED APRIL 20, 2012

Dear Mr. Gerard,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

***FISMA & OMB Memorandum M-07-16*** ) at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

11-4-2011
Date

cc: Andrew J. Somora <andrew.somora@hrblock.com>
Corporate Secretary
Derek Drysdale <derek.drysdale@hrblock.com>
Director - Investor Relations
FX: 816-802-1043, -1065

[HRB: Rule 14a-8 Proposal, March 30, 2012, revised by request April 20, 2012]

**4* – Proxy Access**

WHEREAS, The Corporate Library, an independent investment research firm, rated our company "High Concern" in executive pay. Our new CEO William Cobb's 2012 long-term incentive pay of $4.5 million consisted of 690,000 market-priced stock options, 56,000 time-based restricted stock awards, and 77,000 performance shares. In fact, performance shares were based on performance measured over three separate annual performance periods. One-year performance periods are the antithesis of long-term incentive pay. Combined with the tax gross-ups for numerous perquisites, these facts suggested that executive pay practices were not aligned with shareholder interest.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

b. Any party of shareowners of whom 50 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible. If necessary, preference among 1(a) nominators will be shown to those holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those with the greatest number who have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Please encourage our board to adopt this proposal 4*.

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



| Post-it® Fax Note 7671 | Date 4-6-12 (4-20-12) # of pages ▶ |
|---|---|
| To Scott Andreesen | From John Chevedden |
| Co./Dept. | Co. |
| Phone # | Phone # ***FISMA & OMB Memorandum M-07-16*** |
| Fax # 816-802-1073 | Fax # |

April 4, 2012

Kenneth Steiner

***FISMA & OMB Memorandum M-07-16***

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Medtronic (MDT)
Forest Labs (FRX)
H&R Block (HRB)

In the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in ***FISMA & OMB Memorandum M-07-16*** since January 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.